FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         April, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 14th day of April, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

EXHIBIT INDEX

1	2004 Annual Report

2	Notice of Annual and Special General Meeting of Shareholders dated April 4, 2005

3	Information Circular as at March 28, 2005

4	Form of Proxy

5	Form 52-109F1 - Certification of Annual Filings signed by Douglas L. Mason, Chief Executive Officer

6	Form 52-109F1 - Certification of Annual Filings signed by Stuart R. Ross, Chief Financial Officer

EXHIBIT 1

clearly canadian
beverage corporation
annual report 2004

March 29, 2005

Letter to Shareholders

2004 was a challenging year. The second in a three-year journey that we embarked on to re-establish the Clearly Canadian brand in the North American market.

Two years ago, Clearly Canadian initiated a corporate restructuring plan designed to support the renaissance of brand Clearly Canadian. The first leg of our journey included strategically reallocating marketing expenses and rebuilding our team with enthusiastic and energetic sales representation, possessing a passion for the Clearly Canadian brand.

The next leg of our journey was to strengthen the Company’s distribution network by partnering with strong and well-established distributors in North America. In 2004, we concluded further distribution arrangements in key territories, including the Pacific Northwest and New York City, in an effort to increase the presence of brand Clearly Canadian in these important markets. Strengthening the Company’s distribution network remains a key component in our goal to rebuild distribution for brand Clearly Canadian in the “all-other-market” segment on a national level. In the first quarter of 2005 our marketing and selling efforts will be focused on achieving meaningful distribution and availability improvements in certain key markets. Critical to executing this strategy is the strengthening of our field sales team and the addition of a “Market Specialist” role. The Market Specialist position is one with a singular deliverable mandate…to increase availability in the all-other-market segment. This segment, is for the most part, comprised of non-chain affiliated accounts, and offers the strategic imperative of “cooler door” availability.

The third leg in our journey was to contemporize our core brand. We recognized the heightened demand in today’s marketplace for healthier food and beverage choices that provide a lower carbohydrate and calorie choice, and still deliver on taste.  Remaining at the forefront of New Age beverage development, we reformulated Clearly Canadian to meet the needs of contemporary consumers while staying true to the legacy of our great Clearly Canadian flavours.

The fourth pivotal leg of our restructuring journey is to raise additional financing that will support operations and allow us to aggressively expand distribution of our products. In 2004, we secured bridge loans and private placement funding that facilitated some of our ongoing working capital needs. However, in order to successfully and effectively complete the implementation of the Company’s corporate restructuring plan, significant additional funding is necessary. Therefore, the plan for 2005 is simple: obtain the necessary funding that will enable us to employ more aggressive field marketing and sales activities designed to broaden distribution and availability of brand Clearly Canadian and allow us to explore alternatives to further utilize the valuable Clearly Canadian brand name. In response to these needs, the Company is presenting at its shareholders meeting on April 29, 2005, a corporate restructuring and refinancing plan that management believes will assist Clearly Canadian in its efforts to achieve its goals and concurrently enhancing shareholder value.

We remain encouraged by the continued commitment displayed by our distribution network and by the confidence they have in our brand. We believe that through greater availability we can drive sales of brand Clearly Canadian and achieve overall sales growth, thereby increasing shareholder value. At this time, I want to take this opportunity to thank you, our associates and our suppliers for your continued support.

Thank you,

Douglas L. Mason
President and C.E.O.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian for the year ended December 31, 2004. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated audited financial statements and the accompanying notes as well as the cautionary statements at the end of this section.

Net loss from operations for the year ended December 31, 2004 was $5,086,000 or $0.66 per share on a basic and diluted basis on sales revenues of $11,586,000, compared to a loss of $3,713,000 or $0.55 per share on a basic and diluted basis on sales revenues of $13,270,000 for the year ended December 31, 2003. Included in the net loss for the year, was the write-down of the Company’s water source properties in the amount of $721,000 and the write-down of distribution rights in the amount of $1,536,000. Although the Company could not support the value of the distribution rights for accounting purposes, this write-down is with respect to the purchase price previously paid by the Company when it bought back certain distribution rights from master distributors. The write-down does not reflect the overall Clearly Canadian® brand value and the value of the Company’s current distribution rights, which are viewed by the Company as being valuable assets (see Distribution Rights). Operating loss (Gross Profit less Selling, General and Administrative expenses) for the year ended December 31, 2004 was $2,049,000 or $0.26 per share compared to $2,244,000 or $0.33 per share for the year ended December 31, 2003. The year over year decrease in revenue was attributable to a decrease in sales of brand Clearly Canadian and the Company’s licensed Reebok products, partially offset by an increase in private label business. In 2003, Reebok International Inc. elected not to renew its licensing agreement with the Company to manufacture, distribute and sell certain Reebok products. Sales in 2004 included a depletion period to sell off the remaining Reebok branded products. Accounting for the sell off period in 2004, Reebok branded sales were off by $1,117,790 or by 80%, as compared with 2003. The Company’s private label business experienced significant growth in 2004, as compared with the same period in 2003. The Company has plans to cultivate further growth in its private label business in 2005.

The Company attributes the decline in sales to a challenging year with respect to available working capital, which contributed to limit certain marketing and sales programs for brand Clearly Canadian. In 2004, the Company was successful in arranging secured bridge loans and private placement funding that facilitated ongoing general working capital needs in the year. However, going forward, it will be necessary for Clearly Canadian to secure additional financing in order to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive marketing and sales activities for its beverage products.

In 2004 the Company continued its efforts to establish stronger distributors in key regions for brand Clearly Canadian, including the Pacific Northwest and New York City, in an effort to increase the presence of the brand in these important markets. Strengthening Clearly Canadian’s distribution network remains a key component in the Company’s goal to rebuild distribution for brand Clearly Canadian in the “all-other-market” segment on a national level. In the first quarter of 2005 our marketing and selling efforts will be focused on achieving meaningful distribution and availability improvements in certain markets. Critical to executing this strategy is the strengthening of our field sales team and the addition of a “Market Specialist” role. The Market Specialist position is one with a singular deliverable mandate…to increase availability in the all-other-market segment. This segment, is for the most part, comprised of non-chain affiliated accounts, and offers the strategic imperative of “cooler door” availability.

Selling, general and administrative expenses from operations were $5,587,000 for the year ended December 31, 2004 compared to $5,554,000 for the same period in 2003. In 2004, the Company closely controlled its spending in all areas of selling, general and administrative expenses. To assess the Company’s 2004 and 2003 SG&A results on a comparable basis, in 2003 the Company recovered $387,000 in accrued expenses. Without these accrued expenses, the Company’s SG&A would have been $5,941,000 in 2003. After accounting for this adjustment in 2003, the Company has actually decreased its SG&A by $354,000 in 2004, representing a reduction of 6.0% as compared to the same period in 2003. The decrease in SG&A expenses is attributable for the most part to decreases in promotional spending and staff levels, and recovery of bad debts.

Gross profit margins from operations were 30.5% for the year ended December 31, 2004 compared with 24.9% for the corresponding period in 2003. This represents gross profit of $3,538,000 for the year ended December 31, 2004 compared to $3,310,000 for the corresponding period in 2003. In 2003, the Company wrote off Reebok product, which accounted for 3.2% of the decline in gross margin in that year. Excluding the write off, the Company’s gross profit for 2003 would have been 28.1%. The increase in gross profit in 2004 is attributable for the most part to a change in the Company’s sales mix, with a higher percentage of total sales being from its private label and oxygenated water segments and less sales from its Reebok brands as compared with the same period in 2003.

Selected Annual Information
($ in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002

Total revenue	11,586	13,270	20,205
Net loss before extraordinary items (1)	2,829	2,941	2,756
Basic and diluted loss per share before extraordinary items	0.36	0.43	0.41
Net loss	5,086	3,713	5,383
Basic and diluted loss per share	0.66	0.55	0.54
Total assets	4,181	7,356	10,647
Long term debt	1,957	1,799	1,112
Total liabilities	7,696	6,231	5,924

(1)  Extraordinary items include the writedown of property, plan and equipment, and the writedown of distribution rights.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended December 31, 2004.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2004 31-Dec	2004 30-Sep	2004 30-Jun	2004 31-Mar	2003 31-Dec	2003 30-Sep	2003 30-Jun	2003 31-Mar

Sales	2,248	3,273	3,131	2,934	2,382	3,849	3,914	3,125
Cost of sales	1,603	2,183	2,201	2,061	2,050	2,931	2,728	2,251

Gross profit	645	1,090	930	873	332	918	1,186	874
Selling, general and administrative
expenses	1,395	1,376	1,513	1,303	8461	1,536	1,728	1,444
Amortization of property, plant and
equipment	34	33	32	31	65	71	80	78
Royalty	(133)	--	--	--	(119)	--	(17)	(27)
Interest expense	83	55	58	30	41	41	35	28
Other, interest, gains, losses and
writedowns	2,417	271	120	6	1,126	51	37	(21)

Net loss	(3,151)	(645)	(793)	(497)	(1,627)	(781)	(677)	(628)

Net loss per share	(0.39)	(0.09)	(0.11)	(0.07)	(0.24)	(0.12)	(0.10)	(0.09)

Weighted average shares outstanding	8,147,671	7,495,889	7,455,682	6,991,506	6,795,682	6,795,682	6,795,682	6,708,182

1	Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

Liquidity and Capital Resources

At December 31, 2004 the Company has a working capital deficit of $4,370,000 compared to working capital deficit of $2,660,000 at December 31, 2003. The Company has bank indebtedness of $272,000 at December 31, 2004 compared to bank indebtedness of $478,000 at December 31, 2003. Net cash used in operating activities was $1,458,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $872,000, which consisted of proceeds from short term debt of $1,943,000, the issuance of capital stock and warrants of $216,000, less the repayment of short-term debt of

$1,081,000 and repayment of bank indebtedness of $206,000. Net cash provided by investing activities was $584,000, which consisted of the sale of the Company’s office located in Burlington, Washington in the amount of $543,000, proceeds on the sale of the Company’s interest in a limited partnership to a company controlled by a director of the Company in the amount of $85,000, and the use of $44,000 to acquire capital assets mainly used in the production of labels.

The Company’s total contractual obligations at December 31, 2004 were $6,730,000 and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at December 31, 2004:

Payments Due by Period (12 months ending) December 31

Contractual Obligations ($ in thousands, except per share data)	Total	2005	2006	2007	2008	2009	2010 and thereafter

Operating line of credit	272	272	--	--	--	--	--
Letters of credit	116	116	--	--	--	--	--
Short term loans	1,248	1,248	--	--	--	--	--
Long term debt	1,957	--	1,957	--	--	--	--
Operating leases (office equipment and
premises)	352	171	131	14	14	14	8
Consulting contracts	2,785	557	557	557	557	557	--

Total Contractual obligations	6,730	2,364	2,645	571	571	571	8

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2004, the Company paid $168,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company.

As at December 31, 2004 included in short term debt is CA$533,000 owing to certain directors of the Company. This amount is comprised of CA$130,000 cash and a reclassified refundable deposit of CA$264,000 (US$200,000) and personal letter of credit in the amount of CA$139,000 (US$116,000).

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

If the Company had applied the fair value method of accounting for employee stock options in the year 2003, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2004 31-Dec	2004 30-Sep	2004 30-Jun	2004 31-Mar	2003 31-Dec	2003 30-Sep	2003 30-Jun	2003 31-Mar

Net loss before stock-based	(3,151)	(645)	(793)	(497)	(1,627)	(781)	(677)	(628)
compensation
Stock-based compensation	--	--	--	--	--	(6)	(111)	(104)

Pro forma loss for the year	(3,151)	(645)	(793)	(497)	(1,627)	(787)	(788)	(732)

Net loss per share	(0.39)	(0.09)	(0.11)	(0.07)	(0.24)	(0.12)	(0.12)	(0.11)

Weighted average shares outstanding	8,147,671	7,495,889	7,455,682	6,991,506	6,795,682	6,795,682	6,795,682	6,708,182

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $5,086,000 for the year ended December 31, 2004 and had a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders’ deficiency of $3,515,000 at year-end. Operations for the year ended December 31, 2004 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $862,000, the continued support of creditors, net changes in working capital balances and the net proceeds of $543,000 on disposition of the Company’s property located in Burlington, Washington, USA.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to December 31, 2004, the Company raised an additional US$1,000,000 of debt financing (see Subsequent Events) and management is currently seeking further debt and/or equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain this financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, the Company has recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)     Fair value of financial instruments
The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)     Concentration of credit risk
The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2004, two customers represented 32% (one customer in December 31, 2003 represented 21%) of total accounts receivable.

c)     Interest rate risk
The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)     Foreign exchange rate risk
The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of distribution rights (written down to nil) and land and water sources ($2.0 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal
In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice of knowledge of any defect or deficiency in title thereto. The trial of these claims was previously scheduled to be heard in April 2005, however, in March 2005 Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is anticipated that the trial will be rescheduled for the Fall of 2006 or the Spring of 2007. Based on the indemnity and set off rights that the Company has against the parties that sold it the shares of Blue Mountain, the Company believes that no accrual is required. To December 31, 2004, the Company had incurred approximately CA$963,000 (US$803,000) in legal fees in relation to this matter which the Company expects to be able to apply towards any amounts due to the vendors of Blue Mountain. The legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Subsequent Events

a)	In January 2005, the Company issued 465,000 private placement shares at a price of CA$0.25 per share, generating proceeds of CA$116,250.

b)

On February 9, 2005, the Company completed short-term financing arrangements with BG Capital Group Ltd. (BG Capital). BG Capital has advanced US$1,000,000 to the Company under a secured loan agreement and demand note (the BG Capital Loan). The BG Capital Loan bears interest at a rate of 10% per annum and is payable within 90 days, if demand for repayment is made by BG Capital. As well, from the Company’s perspective, if it chooses to seek additional financing from any third parties, then it will be required to pay a penalty or break fee to BG Capital. Such penalty would require the Company to pay all accrued interest at the time of such prepayment of the BG Capital Loan at a rate of 50% per annum.

c)

As of February 17, 2005, the Company’s common shares were listed and began trading on the Canadian Trading and Quotation System Inc. (CNQ) under the trading symbol “CCBC”. Concurrently, the Company voluntarily delisted its shares from the Toronto Stock Exchange (TSX). The TSX had previously advised the Company that it was not meeting the TSX’s continued listing requirements. The shares of the Company also trade in the United States on the OTC Bulletin Board under the trading symbol “CCBC”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Cautionary Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

February 10, 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company and all the information in this annual report are the responsibility of management.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills it responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee which consists of directors appointed by the Board. The Committee meets periodically with management as well as with the independent external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the consolidated financial statements and the external auditors’ report thereon and reports its findings to the Board for consideration when the Board approves the financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors. The external auditors have free and full access to the Audit Committee.

“Douglas L. Mason” Chief Executive Officer	“Stuart R. Ross” Chief Financial Officer

Auditors’ Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

February 10, 2005
(except for note 20, which is as at February 17, 2005)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 10, 2005, except for note 20, which is as at February 17, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

February 10, 2005

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $
Assets

Current assets
Cash and cash equivalents	78	127
Accounts receivable	600	863
Inventories	524	630
Prepaid expenses, deposits and other assets	167	152

	1,369	1,772

Long-term investments (note 7)	29	112
Assets held for sale (note 6)	415	987
Property, plant and equipment (note 6)	2,252	2,726
Distribution rights (note 8)	—	1,502
Prepaid contracts (note 15(c))	116	257

	4,181	7,356

Liabilities

Current liabilities
Bank indebtedness (note 5)	272	478
Accounts payable and accrued liabilities (note 6)	4,150	3,453
Related party liability (note 14)	—	200
Customer deposits (note 6)	69	167
Short-term debt (note 6)	1,248	134

	5,739	4,432
Long-term debt (note 9)	1,957	1,799

	7,696	6,231

Shareholders' (Deficiency) Equity

Capital stock (notes 11 and 12)
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued - 10,338,682 (2003 - 7,168,682) common shares without par value
Outstanding - 9,965,682 (2003 - 6,795,682) common shares without par value	58,590	58,272
Warrants - 815,000 (2003 - 1,527,500)	165	190
Options - 1,694,336 (2003 - 1,619,336)	36	13
Equity component of convertible debenture (note 10)	26	26
Contributed surplus (note 3)	810	256
Cumulative translation account	(1,253)	(1,352)
Deficit	(61,889)	(56,280)

	(3,515)	1,125

	4,181	7,356

Going concern (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 20)

Approved by the Board of Directors

Nigel Woodall, Director	Philip Langridge, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Capital stock		Warrants		Options

	Number of common shares outstanding	Amount $	Number of warrants outstanding	Amount $	Number of options outstanding	Amount $	Equity component of convertible debenture $	Contributed surplus $	Cumulative translation account $	Deficit $	Share- holders' equity (deficiency) $
Balance -
December 31, 2001	6,640,682	58,208	692,740	423	1,371,291	--	--	--	(1,358)	(48,984)	8,289
Shares issued upon
exercise of warrants	30,000	29	(30,000)	(8)	--	--	--	--	--	--	21
Issuance of convertible
debenture (note 10)	--	--	837,500	--	--	--	26	--	--	--	26
Issued during the year	--	--	--	--	410,000	--	--	--	--	--	--
Expired during the year	--	--	--	--	(95,489)	--	--	--	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(3,583)	(3,583)
Exchange difference	--	--	--	--	--	--	--	--	(30)	--	(30)

Balance -
December 31, 2002	6,670,682	58,237	1,500,240	415	1,685,802	--	26	--	(1,388)	(52,567)	4,723

Private placement issued
February 28, 2003 at
CA$0.80 per unit
(note 11)	125,000	35	125,000	31	--	--	--	--	--	--	66
Issued during the year -
non-employees	--	--	--	--	35,000	13	--	--	--	--	13
Issued during the year	--	--	--	--	535,000	--	--	--	--	--	--
Expired during the year	--	--	--	--	(636,466)	--	--	--	--	--	--
Expired during the year	--	--	(97,740)	(256)	--	--	--	256	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(3,713)	(3,713)
Exchange difference	--	--	--	--	--	--	--	--	36	--	36

Balance - December 31,
2003 carried forward	6,795,682	58,272	1,527,500	190	1,619,336	13	26	256	(1,352)	(56,280)	1,125

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

Balance - December 31,
2003 brought forward	6,795,682	58,272	1,527,500	190	1,619,336	13	26	256	(1,352)	(56,280)	1,125
Adoption of new
accounting standards
(note 3)	--	--	--	--	--	--	--	523	--	(523)	--
Issued during the year -
bonus shares (note 11)	2,135,000	102	250,000	6	100,000	23	--	--	--	--	131
Private placement issued
December 10, 2004 at
CA$0.25 per unit
(note 11)	1,035,000	216	--	--	--	--	--	--	--	--	216
Expired during the year
(note 12)	--	--	(962,500)	(31)	(25,000)	--	--	31	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(5,086)	(5,086)
Exchange difference	--	--	--	--	--	--	--	--	99	--	99

Balance - December 31, 2004	9,965,682	58,590	815,000	165	1,694,336	36	26	810	(1,253)	(61,889)	(3,515)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $

Sales	11,586	13,270	20,205

Cost of sales	8,048	9,960	14,535

Gross profit	3,538	3,310	5,670

Selling, general and administration expenses	5,587	5,554	8,018
Amortization of property, plant and equipment	130	294	422
Royalty revenue (note 4)	(133)	(163)	(242)
Other expense	270	161	73
Financing costs	208	--	--
Interest on short-term debt (note 6)	174	141	58
Interest on long-term debt (note 9)	52	4	--
Loss on sale of assets held for sale (note 6)	56	328	97
Stock-based compensation	23	13	--
Writedown of property, plant and equipment (note 6)	721	272	942
Writedown of distribution rights (note 8)	1,536	500	--
Gain on settlement of convertible debenture (note 10)	--	(81)	--

	8,624	7,023	9,368

Loss before income taxes	(5,086)	(3,713)	(3,698)

Recovery of income taxes (note 13	--	--	115

Loss for the year	(5,086)	(3,713)	(3,583)

Basic and diluted loss per share
(expressed in dollars)	(0.66)	(0.55)	(0.54)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Loss for the year	(5,086)	(3,713)	(3,583)
Items not involving cash (note 17(a))	2,534	1,921	1,786
Changes in non-cash working capital balances related to
operations (note 17(b))	1,094	2,005	(1,253)

	(1,458)	213	(3,050)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	543	202	324
Proceeds from sale of long-term investment	85	--	--
Purchase of property, plant and equipment	(44)	--	(140)
Net proceeds from sale of production facility	--	--	1,675

	584	202	1,859

Cash flows from financing activities
Proceeds on issuance of short-term debt	1,943	--	--
Proceeds from issuance of capital stock and warrants	216	66	21
(Decrease) increase in bank indebtedness	(206)	(224)	702
Repayment of short-term debt	(1,081)	(6)	(7)
Repayment of long-term debt	--	--	(161)
Proceeds from issuance of convertible debenture	--	--	424

	872	(164)	979

Effect of exchange rates on cash and cash equivalents	(47)	(124)	(14)

(Decrease) increase in cash and cash equivalents	(49)	127	(226)

Cash and cash equivalents - Beginning of year	127	--	226

Cash and cash equivalents - End of year	78	127	--

Interest paid	226	145	58

Income taxes paid	--	--	--

Supplementary cash flow information (note 17(c))

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $5,086,000 for the year ended December 31, 2004 and a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders’ deficiency of $3,515,000 at year-end. Operations for the year ended December 31, 2004 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $862,000, the continued support of creditors, net changes in working capital balances and the net proceeds of $543,000 on disposition of the Company’s property located in Burlington, Washington, USA.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to December 31, 2004, the Company raised an additional US$1,000,000 of debt financing (note 20) and management is currently seeking further debt and/or equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain this financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 19.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, 546274 Alberta Ltd., and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value.

Long-term investments

Long-term investments are recorded at cost less writedowns for impairments in value that are other than temporary.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Distribution rights

Distribution rights, relating to the acquisition of certain territorial rights to distribute beverage products, have an indefinite life and are recorded at cost. Management reviews the carrying value of the distribution rights at least annually for impairment. Distribution rights are written down when declines in value are considered to be other than temporary based upon forecast future cash flows.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 12. Stock options issued to employees and directors are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options, land and water sources ($2 million) and the accrual for marketing fees ($534,000). Actual results could differ materially from those estimates.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt approximates its fair value based upon the discount rates applied. See note 9.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2004, two customers represented 32% (2003 —one customer represented 21%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 9.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling and production costs are incurred in United States dollars. However, general and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based upon evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion.

Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administration expenses.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year of 7,750,122 (2003 — 6,774,107; 2002 — 6,662,682). Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 12. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 12).

4	Royalty revenue

a)	Cascade Clear brand

The Company received $18,900 in royalty revenue during the year ended December 31, 2004 (2003 - $100,000; 2002 - $126,000).

b)	Co-pack business

The Company received $114,100 in royalty revenue during the year ended December 31, 2004 (2003 — $62,500; 2002 — $116,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a 12-month term ending August 24, 2005 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2004 - $406,000, 2003 — $503,000). The weighted average interest rate for 2004 was 8.49% (2003 — 8.125%; 2002 — 8.75%). At December 31, 2004, $272,000 (2003 — $478,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	2004 $	2003 $
Trade accounts receivable - net of allowance of $25,000
(2003 - $91,000)	525	657
Other receivables	75	206

	600	863

Inventories

	2004 $	2003 $
Finished goods	247	396
Raw materials	277	234

	524	630

During 2003, the Company received an insurance settlement of $500,000 for defective packaging valued at $600,000. The write-off of inventory and the insurance settlement have been recorded in cost of sales.

During 2001, Reebok International Ltd. (Reebok) granted a licence to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The licence agreement was for an initial term of three years, together with three two-year renewal terms, and was subject to certain performance obligations. Under the licence agreement, the Company paid Reebok a royalty based on a percentage of net sales of the Reebok branded beverage. The agreement with Reebok expired as at December 31, 2003 and was not renewed; $542,000 of Reebok inventory was written down in 2003 and included in cost of sales (2002 — $307,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment and assets held for sale

				2004
	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	2,291	--	721	1,570
Buildings	1,285	923	--	362
Equipment	1,109	892	--	217
Leasehold improvements	153	50	--	103

	4,838	1,865	721	2,252

Held for sale
Land and water sources	415	--	--	415

	5,253	1,865	721	2,667

				2003
	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	1,994	--	--	1,994
Buildings	1,197	822	--	375
Equipment	4,105	3,588	272	245
Leasehold improvements	143	31	--	112

	7,439	4,441	272	2,726

Held for sale
Land and water sources	387	--	--	387
Buildings	709	109	--	600

	1,096	109	--	987

	8,535	4,550	272	3,713

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

In 2003, the Company wrote down equipment by $272,000 to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 — $nil; 2002 — $942,000). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

During the year ended December 31, 2004, the Company sold certain assets previously classified as held for sale and incurred a loss on disposal of $56,000 (2003 — $328,000; 2002 — $97,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Accounts payable and accrued liabilities

	2004 $	2003 $
Trade accounts payable	3,278	2,765
Marketing fees	534	352
Refundable deposits on assets held for sale	29	27
Other accrued liabilities	309	309

	4,150	3,453

Customer deposits

As at December 31, 2004, the Company had received $69,000 (2003 — $167,000) in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

Short-term debt

During the year, the Company raised gross proceeds of CA$2,744,000, of which CA$394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA$0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short-term debt (CA$126,000) was accreted on a straight-line basis over the initial term of the debt.

	2004 $	2003 $
Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.60%, repayable at CA$1,101 per month, maturing in
August 2005	141	134
Quest Capital Corporation (Original loan CA$1,350,000 less CA$685,000
repaid on July 6, 2004 and CA$665,000 repaid on November 23, 2004)	--	--
Global (GMPC) Holdings Inc. (CA$1,000,000 less accretion of CA$50,000), bearing interest of 12% per annum compounded and payable monthly,
repayable November 2005	789	--
Clearly Canadian management group (CA$394,000 less accretion of
CA$11,000) (note 14), bearing interest at 12% per annum compounded
and payable monthly, repayable November 2005	318	--

	1,248	134

7	Long-term investments

Long-term investments comprise common shares in publicly traded companies.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

In 2003, included in long-term investments was $85,000 related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interests. During the year, the Company sold its interest in the limited partnership to a company controlled by a director of the Company. The Company received proceeds of $85,000, which is equal to the carrying value of the investment as at December 31, 2003.

The book value of investments approximate market value.

8	Distribution rights

During the preparation of the fourth quarter accounts in 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2004 — $500,000) was recorded as an impairment. See note 2.

9	Long-term debt

	2004 $	2003 $
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 15(d))	1,454	1,354
Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holder at
any time prior to repayment at CA$0.80 per share (see note 10)	503	445

	1,957	1,799

Long-term debt maturities in each of the next five years are as follows:

	2004 $	2003 $
Year ending December 31
2005	--	1,354
2006	1,957	445
2007	--	--
2008	--	--
2009	--	--

	1,957	1,799

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

10.	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders’ equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2004, $25,000 was accreted (2003 — $8,000; 2002 — $18,000).

11	Capital stock

The Company holds 373,000 shares acquired under the normal course issuer bids at a total cost of $406,000. These shares have not been cancelled; however, they are excluded from outstanding shares.

During the year ended December 31, 2000, the Company issued 595,000 units at a price of CA$0.88 (approximately US$0.59) per unit; each unit comprised one common share and one share purchase warrant. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock. During the year ended December 31, 2002, 30,000 of these warrants were exercised, leaving 565,000 warrants outstanding.

During the year ended December 31, 2003, the Company completed a private placement of 125,000 units at CA$0.80 per unit raising CA$100,000. Each unit consisted of one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of CA$0.80 for one year. The warrants expired in February 2004 unexercised.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

On December 10, 2004, the Company completed a private placement of 1,035,000 shares at a price of CA$0.25 per share. Directors, officers and employees of the Company subscribed for all of the 1,035,000 shares. During the year ended December 31, 2004, the Company issued 2,135,000 shares in consideration for financing arrangements, of which 330,000 shares were issued to directors of the Company (note 6).

A compensation expense of $102,000 was recorded in connection with the shares issued.

See note 12.

12	Stock options, warrants and Shareholders’ Rights Plan

Stock options

The Company may grant options to purchase up to 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan is presented below:

	2004		2003		2002

	Number of options (000's)	Weighted average exercise price CA$	Number of options (000's)	Weighted average exercise price CA$	Number of options (000's)	Weighted average exercise price CA$
Outstanding -
Beginning of year	1,619	0.91	1,686	1.43	1,371	1.49
Granted	100	0.40	570	0.67	410	1.22
Expired	(25)	0.79	(637)	1.47	(95)	1.41

Options outstanding
and exercisable
- end of year	1,694	0.87	1,619	0.91	1,686	1.43

The weighted average exercise price of options outstanding as at December 31, 2004 includes the effect of options repriced during the year.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

The following table summarizes information about options outstanding and exercisable:

2004

Exercise prices CA$	Number of options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.35	25	6.6	1.35
1.25	370	7.3	1.25
1.15	255	6.1	1.15
1.05	25	5.9	1.05
1.00	40	7.7	1.00
0.70	230	8.1	0.70
0.65	649	5.7	0.65
0.40	100	1.3	0.40

0.40 - 1.35	1,694	6.2	0.87

2003

Exercise prices CA$	Number of options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.35	30	7.6	1.35
1.25	370	8.3	1.25
1.15	255	7.1	1.15
1.05	25	6.9	1.05
1.00	40	8.7	1.00
0.70	230	9.1	0.70
0.65	669	6.7	0.65

0.65	1,619	7.8	0.91

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2004, the Company granted 100,000 (2003 — 570,000; 2002 — 410,000) options under the stock option plan, 100,000 (2003 — 35,000) of which were granted to a consultant of the Company. The fair value of the options granted of $23,300 (2003 — $13,000 to non-employees) has been recorded as other expense.

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 415,395 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $0.48 (CA$0.65), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA$0.56
Risk-free interest rate	3.00%
Expected life	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

If the Company had applied the fair value method of accounting for employee stock options for the years ended December 31, 2003 and 2002, the Company would have recorded a compensation expense of $221,000 and $302,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003 $	2002 $
Loss for the year before stock-based compensation	(3,713)	(3,583)
Stock-based compensation	(221)	(302)

Pro forma loss for the year	(3,934)	(3,885)

Basic and diluted loss per share as reported	(0.55)	(0.54)
Per share impact of stock-based compensation	(0.03)	(0.04)

Pro forma loss per share	(0.58)	(0.58)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2003	Granted	Expired	Balance - December 31, 2004	Expiry Date

US$0.85 (CA$1.10)	565,000	--	--	565,000	November 2005
US$0.62 (CA$0.80)	837,500	--	(837,500)	--	December 2004
US$0.62 (CA$0.80)	125,000	--	(125,000)	--	February 2004
US$0.28 (CA$0.34)	--	250,000	--	250,000	March 2006

	1,527,500	250,000	(962,500)	815,000

During March 2004, the Company issued 250,000 warrants in consideration for financing arrangements (note 6). Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of CA$0.34 for two years. The warrants were estimated to have a fair value of $6,000 based upon the Black-Scholes model.

On February 28, 2004, 125,000 warrants issued with the February 28, 2003 private placement expired. On December 2, 2004, 837,500 warrants issued with the convertible debentures on December 2, 2002 expired.

Shareholders’Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

13	Corporate income taxes payable

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2004	2003	2002
Combined statutory rate	39%	39%	39%

	$	$	$

Income taxes at statutory rate	(1,984)	(1,448)	(1,442)
Tax effect of
Future tax asset not recognized	1,984	1,448	1,435
Recovery of income taxes from prior
years	--	--	115
Non-deductible amounts and
other - net	--	--	7

Recovery of income taxes	--	--	115

The Company has non-capital losses totalling approximately $24,885,575 (2003 —$31,025,910; 2002 — $25,032,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totalling approximately $4,038,042 available to offset future capital gains (2003 — $3,661,842; 2002 — $2,935,000).

b)	The net future income tax balance comprises the following:

	2004 $	2003 $
Future income tax assets
Non-capital losses	9,452	11,787
Capital losses	745	694
Distribution rights	2,055	1,399
Share issue costs	(73)	--
Property, plant and equipment	1,561	1,491

Net future income tax asset	13,740	15,371
Less: Valuation allowance	(13,740)	(15,371)

	-	-

14	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2004, the Company paid $168,000 (2003 — $137,000; 2002 — $118,500) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests. In addition, the Company in 2003 received a deposit of $200,000 from related parties on the building held for sale. In 2004, the building held for sale was sold to a non-related party and the $200,000 was reclassified to short-term debt.

Also see notes 6 and 15(c).

15	Commitments and contingencies

a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 14). Total payments required under these leases are as follows:

$
2005	171
2006	131
2007	14
2008	14
2009 and thereafter	22

b)	Purchase commitments

At December 31, 2004, the Company has inventory purchase commitments of $nil (2003 — $131,299).

c)	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $557,000 (2003 — $520,000) per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $106,000 (2003 — $106,000; 2002 — $80,000) of the deferred charge and recorded $128,000 (2003 — $119,000; 2002 — $97,000) as a current prepaid item, leaving a balance of $116,000 (2003 — $257,000; 2002 — $306,000) as long-term prepaid contracts.

d)	Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in April 2005, however, in March 2005, Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is anticipated that the trial will be rescheduled for the fall of 2006 or the spring of 2007. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$963,000 to date, of which approximately CA$20,000 was incurred in the current year for legal fees in relation to this matter that the Company expects to be able to apply toward any amounts due upon settlement. The legal fees have been expensed in the periods in which they were incurred.

e)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

f)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

g)	With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $nil.

16	Pension costs and obligations

As of December 31, 2003, the Company discontinued its defined contribution pension plans for employees. The pension costs were charged to operations as the contributions became due. Contributions were based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2004 was $nil (2003 — $28,000; 2002 — $47,000).

17	Supplementary cash flow information

	2004 $	2003 $	2002 $
a) Items not involving cash
Writedown of distribution rights (note 8)	1,536	500	--
Loss on sale of assets held for sale	56	328	97
Inventory written down	--	542	307
Property, plant and equipment written down	721	272	942
Amortization of property, plant and equipment	130	294	422
Stock-based compensation	23	13	--
Interest accretion on convertible debenture
and short-term debt	68	53	18
Gain on settlement of convertible debenture
(note 10)	--	(81)	--

	2,534	1,921	1,786

b) Changes in non-cash working capital balances related to operations
Accounts receivable	263	328	1,143
Inventories	106	1,267	(442)
Prepaid expenses, deposits and other assets	(15)	95	(160)
Prepaid contracts	141	73	(242)
Accounts payable and accrued liabilities	697	206	(1,552)
Related party liability	--	200	--
Customer deposits	(98)	(164)	--

	1,094	2,005	(1,253)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $
c) Non-cash investing and financing activities
Gain on the settlement of convertible debenture (note 10)	--	81	--
Debt assumed by purchase of Cascade Clear	--	--	2,219
Settlement of prepaid contracts from disposal
of long-term investment (note 15(c))	--	--	64
Related party liability reclassified to
short-term debt	(200)	--	--
Prior period adjustment - stock options	523	--	--
Equity component of shares issued with
short-term debt	102	--	--
Equity component of warrants issued with
short-term debt	6	--	--

	431	81	2,283

18	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the writedown of property, plant and equipment.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2004 $	2003 $	2002 $
Sales
Canada
Total sales	2,063	2,541	2,733
Less: Sales to other segments	--	--	(2)

Sales to external customers	2,063	2,541	2,731

United States
Total sales	10,805	12,355	20,157
Less: Sales to other segments	(1,942)	(2,088)	(2,668)

Sales to external customers	8,863	10,267	17,489

Other
Sales to external customers	660	462	536

Total sales to external customers	11,586	13,270	20,756

Interest expense on operating line of credit and
long-term debt
Canada	160	53	15
United States	66	92	43

	226	145	58

Amortization
Canada	52	182	315
United States	78	112	107

	130	294	422

Loss before income taxes, amortization of
intangible assets and writedown of property,
plant and equipment
Canada	(1,168)	(1,213)	(1,419)
United States	(1,661)	(2,107)	(1,716)
Other	--	379	379

	(2,829)	(2,941)	(2,756)
Writedown of property, plant and equipment	(721)	(272)	(942)
Writedown of distribution rights	(1,536)	(500)	--

Loss for the year before income taxes	(5,086)	(3,713)	(3,698)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

	2004 $	2003 $
Assets
Canada	2,695	3,607
United States	1,043	2,734
Other	28	28

	3,766	6,369

Assets held for sale
Canada	415	387
United States	--	600

	415	987

Total assets	4,181	7,356

Property, plant and equipment additions
Canada	2	--
United States	42	--

	44	--

With respect to third parties, the Company has two customers (2003 — one customer) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

19	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

        Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

	2004		2003

	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets
Current assets	1,369	1,369	1,772	1,772
Non-current assets (note a)	2,812	2,826	5,584	5,584

	4,181	4,195	7,356	7,356

Liabilities
Bank indebtedness	272	272	478	478
Accounts payable and accrued liabilities	4,150	4,150	3,453	3,453
Related party liability	--	--	200	200
Customer deposits	69	69	167	167
Short-term debt	1,248	1,248	134	134

	5,739	5,739	4,432	4,432
Long-term debt (note b)	1,957	1,878	1,799	1,786

	7,696	7,617	6,231	6,218

Shareholders' (Deficiency) Equity
Capital stock	58,590	58,590	58,272	58,272
Warrants	165	165	190	190
Options granted to non-employees	36	36	13	13
Equity component of convertible debenture
(note b)	26	155	26	155
Contributed surplus (note b)	810	965	256	411
Cumulative translation account	(1,253)	(1,253)	(1,352)	(1,352)
Deficit	(61,889)	(62,080)	(56,280)	(56,551)

	(3,515)	(3,422)	1,125	1,138

	4,181	4,195	7,356	7,356

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Consolidated statements of operations

	2004 $	2003 $	2002 $

Loss for the year under Canadian GAAP	(5,086)	(3,713)	(3,583)
Gain on settlement of convertible debenture under
Canadian GAAP (note b)	--	(81)	--
Loss on settlement of convertible debenture under
U.S. GAAP (note b)	--	(104)	--
Difference in interest accretion under
U.S. GAAP (note b)	60	(148)	5
Unrealized gain on long-term investment
(note a)	14	--	--

Loss for the year under U.S. GAAP	(5,012)	(4,046)	(3,578)
Recovery on disposal of investment (note c)	--	--	48
Foreign currency translation adjustments	6	36	(30)

Comprehensive loss under U.S. GAAP (note d)	(5,006)	(4,010)	(3,560)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was $14,000 at December 31, 2004 (2003 — $nil; 2002 — $nil).

b)	Convertible debenture

During 2002, under U.S. GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 12. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

Value was allocated to the beneficial conversion feature associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $115,000, at the date of issuance of the convertible debenture, was recorded as the liability component. The amount was fully accreted in the prior year. The conversion feature expired December 2004 and $155,000 has been reclassified to contributed surplus as a result.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

On December 1, 2003, the terms of the convertible debenture were modified; refer to note 10. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under U.S. GAAP. The discount is being accreted over the term of the modified debt resulting in an interest recovery of $34,000 (2003 — $6,000; 2002 — $nil) under U.S. GAAP.

c)	Recovery on disposal of investment

During the year ended December 31, 2002, the Company disposed of an investment at net book value resulting in a recovery of $48,000. The investment had previously been marked to market with the unrealized loss recognized in comprehensive income (loss) by $48,000.

d)	Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments.

e)	Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. During the year ended December 31, 2004, the Company spent $1,493,213 on advertising (2003 — $1,461,842; 2002 — $2,158,000).

f)	Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Canadian GAAP did not require this treatment for those years. See notes 2 and 3.

g)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 153 — Exchanges of Non-Monetary Assets —An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R — Accounting for Stock-Based Compensation. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

20	Subsequent events

a)	In January 2005, the Company issued 465,000 private placement shares at a price of CA$0.25 per share, generating proceeds of CA$116,250.

b)	On February 9, 2005, the Company completed short-term financing arrangements with BG Capital Group Ltd. (BG Capital). BG Capital has advanced US$1,000,000 to the Company under a secured loan agreement and demand note (the BG Capital Loan). The BG Capital Loan bears interest at a rate of 10% per annum and is payable within 90 days, if demand for repayment is made by BG Capital. As well, from the Company’s perspective, if it chooses to seek additional financing from any third parties, then it will be required to pay a penalty or break fee to BG Capital. Such penalty would require the Company to pay all accrued and unpaid interest at the time of such prepayment of the BG Capital Loan at a rate of 50% per annum.

c)	As of February 17, 2005, the Company’s common shares were listed and began trading on the Canadian Trading and Quotation System Inc. (CNQ) under the trading symbol “CCBC”. Concurrently, the Company voluntarily delisted its shares from the Toronto Stock Exchange (TSX). The TSX had previously advised the Company that it was not meeting the TSX’s continued listing requirements. The shares of the Company also trade in the United States on the OTC Bulletin Board under the trading symbol “CCBC”.

Corporate Profile

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products competing in the $14.7 billion New Age market in North America. Clearly Canadian’s flagship brand, Clearly Canadian® sparkling flavoured water, is produced in a 14 oz (414 ml) glass bottle in six distinctive flavours. The Company’s bottled water brand, Clearly Canadian O+2®, is part of the enhanced water sub-segment — the fastest growing sub-segment of the North American alternative beverage industry. Clearly Canadian beverages are distributed in the United States, Canada and various other countries.

Board of Directors Gerald M. Astor Glen D. Foreman Neville W. Kirchmann Philip J. Langridge Nigel G. Woodall Douglas L. Mason Bruce E. Morley Stuart R. Ross	Investor Information
For an electronic copy of the Annual Report, visit the
company web site, or to obtain corporate information or
shareholder inquiries, contact:
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: investor@clearly.ca

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President
Stuart R. Ross
Chief Financial Officer
Bruce E. Morley
Chief Legal Officer and Secretary
Tom Koltai
Chief Operating Officer
Kevin Doran
Senior Vice President, Marketing and Sales	Shareholder Assistance, Transfer Agent, Registrar and
Dividend Disbursing Agent

Pacific Corporate Trust Company
Vancouver Office
1-877-288-6822
Communications concerning shareholder address changes,
stock transfers, changes of ownership, lost stock
certificate, duplicate mailings, or other account services
should be directed to the Company's Registrar and Stock
Transfer Agent at the telephone number above.

Corporate Head Office
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca	Annual General Meeting
Friday, April 29, 2005 at 10:00 a.m.
2nd Floor, Conference Center, 888 Dunsmuir Street
Vancouver, British Columbia, Canada

Stock Exchange
Canadian Trading and Quotation System Inc. (CCBC)
OTCBB (CCBC)

U.S. Office CC Beverage (U.S.) Corporation P.O. Box 326 Burlington, WA 98233 1-800-735-7180 (in U.S.A. and Canada)	Auditors PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia, Canada

Corporate and Securities Legal Counsel McCullough O'Connor Irwin, Vancouver, British Columbia, Canada Web Site www.clearly.ca	General Legal Counsel Boughton Peterson Yang Anderson Vancouver, British Columbia, Canada

clearly canadian beverage corporation
2489 Bellevue Avenue, West Vancouver, BC Canada V7V 1E1

EXHIBIT 2

CLEARLY CANADIAN BEVERAGE CORPORATION

Annual and Special General Meeting
to be held on April 29, 2005

Notice of Annual and Special General Meeting
and
Information Circular

April 4, 2005

Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, B.C. V7V 1E1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF
SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual and special general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, on Friday, April 29, 2005 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended 2004, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors for the ensuing year;

2.	elect directors for the ensuing year;

3.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors;

4.

to approve by special resolution the consolidation of the fully paid and issued common shares of the company on a ten (10) old for one (1) new share basis on the terms set forth in the information circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Consolidation of Common Shares”;

5.

to approve by special resolution the alteration of the Company’s Notice of Articles to change the authorized common shares from 100,000,000 common shares without par value to an unlimited number of common shares without par value, and to cancel the existing class of preferred shares of the Company, as described in the information circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Share Capital of the Company – Increase in Authorized Common Share Capital and Elimination of Preferred Shares”;

6.

to consider and, if deemed advisable, approve the Company’s proposed corporate restructuring as described in the information circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Corporate Restructuring”, pursuant to which a change of control of the Company will occur;

7.

subject to the approval of the corporate restructuring, to approve by special resolution the alteration of the Company’s Notice of Articles to create a class of 2,000,000 Class A preferred shares, as described in the information circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Creation of Class A Preferred Shares”;

8.

subject to the approval of the corporate restructuring, to approve by special resolution the alteration of the Company’s Notice of Articles to create a class of 2,000,000 Class B preferred shares, as described in the information circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Creation of Class B Preferred Shares”;

9.	to adopt a new stock option plan, as described in the information circular accompanying this Notice under the heading “Particulars of Matters to be Acted Upon – Adoption of New Stock Option Plan”; and

10.	transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Wednesday, April 27, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Monday, March 28, 2005 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 4th day of April, 2005.

ON BEHALF OF THE BOARD

(signed) Douglas L. Mason
Douglas L. Mason,
President and Chief Executive Officer

EXHIBIT 3

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Avenue
West Vancouver, B.C. V7V 1E1

INFORMATION CIRCULAR
(as at March 28, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Friday, April 29, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by the close of business on Wednesday, April 27, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2004, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are being mailed with this Circular to the shareholders of record.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company has 10,803,682 common shares issued and outstanding. All common shares in the capital of the Company are of the same class and carry the right to one vote.

Shareholders registered as at March 28, 2005 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital

Cede & Co.(1)	4,639,117	42.9%
CDS & Co.(1)	3,306,582	30.6%
Douglas L. Mason(2)	1,933,934	17.9%

(1)	The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

(2)	Directly and indirectly through Criterion Capital Corporation.

As at March 28, 2005, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 2,983,178 common shares, representing 27.6% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has two directors in common with the Company.

ELECTION OF DIRECTORS

The Company’s Articles provide for a rotation of the terms of office for directors on the Company’s board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the Articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires.

The Company’s board of directors is currently comprised of eight directors. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at five.

In accordance with the Company’s Articles, the number of directors proposed to be elected at the Meeting is one. Management does not contemplate that its nominee will be unable to serve as a director. Each director elected will hold office until his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company.

The following table states (a) the name of the person proposed by management to be nominated for election as director at the Meeting, (b) the names of the other persons whose term of office as a director will continue after the Meeting, and in respect of all persons referred to in (a) and (b) above, all other positions and offices now held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, or controlled or directed by each of them.

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for the last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)

(a) Person Proposed by Management to be Nominated for Election as a Director at the Meeting

Nigel G. Woodall(3)(4)	Chartered Accountant	Most Recent Appointment:	11,349
British Columbia, Canada		June 24, 2002
Director
Initial Appointment:
October 10, 1997

(b) Persons Whose Term of Office as a Director Will Continue After the Meeting

Douglas L. Mason(5)	President and Chief	Most Recent Appointment:	1,933,934
British Columbia, Canada	Executive Officer of	June 24, 2002
President, Chief Executive	the Company
Officer and Director		Initial Appointment:
June 2, 1986

Bruce E. Morley(2)(5)(6)	Barrister and Solicitor	Most Recent Appointment:	135,832
British Columbia, Canada		June 26, 2003
Chief Legal Officer,
Secretary and Director		Initial Appointment:
June 29, 1994

Stuart R. Ross(2)(3)(4)	Accounting and Financial	Most Recent Appointment:	76,100
British Columbia, Canada	Consultant	June 25, 2004
Chief Financial Officer
and Director		Initial Appointment:
January 13, 1988

Philip Langridge(3)	President of Churchill	Most Recent Appointment:	311,988
British Columbia, Canada	International Property	February 3, 2003
Director	Corporation
Initial Appointment:
February 3, 2003

Notes:

(1)	The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually.

(2)

In addition to such shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 422,100 common shares of the Company. Each of Bruce E. Morley and Stuart R. Ross is a director, officer and shareholder of Waterfront.

(3)	Member of the Company’s audit committee.

(4)	Member of the Company’s compensation committee.

(5)	Member of the Company’s nominating committee.

(6)	Member of the Company’s disclosure committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity. No nominations for directors have been received from the shareholders of the Company.

Upon completion of the Corporate Restructuring (as defined below under the heading “Particulars of Matters to be Acted Upon – Corporate Restructuring”), Nigel G. Woodall, Stuart R. Ross and Philip Langridge have agreed to resign as directors of the Company, and Marco Markin, Matthew Hoogendoorn and Brent Lokash, nominees of BG Capital, will be appointed as directors of the Company. See “Particulars of Matters to be Acted Upon – Corporate Restructuring – Directors of the Company Upon Completion of the Corporate Restructuring”.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Corporate Cease Trade Orders

Stuart Ross and Bruce Morley, the Chief Financial Officer and Chief Legal Officer, respectively, and directors of the Company, have served on the board of directors of SWI Steelworks Inc. (“SWI”), a public company whose shares were formerly traded on the Canadian Venture Exchange (now the TSX Venture Exchange). Mr. Ross was appointed as the President and Chief Executive Officer of SWI on January 16, 2001 and continues to serve in such capacity. Mr. Morley was appointed a director of SWI in September 1999. SWI does not presently have the financial resources to complete, file and mail to its shareholders its audited and unaudited financial statements. As a result, SWI, is the subject of: (a) a cease trade order issued by the Executive Director of the British Columbia Securities Commission on May 29, 2002, for failure to file annual audited financial statements for the year ended December 31, 2001; and (b) a cease trade order issued by the Alberta Securities Commission on July 19, 2002, for failure to file and send to its shareholders in Alberta annual audited financial statements for the year ended December 31, 2001 and first quarter interim unaudited financial statements for the period ended March 31, 2002. These cease trade orders remain in effect.

Stuart Ross and Bruce Morley, and Philip Langridge, a director of the Company, are also currently directors and, in respect of Stuart Ross and Philip Langridge, officers, of CPG Debenture Corp. (“CPG”). CPG became a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the

“Jurisdictions”) by obtaining receipts for its final prospectus on April 17, 2003. CPG, together with Churchill Institutional Real Estate Limited Partnership (“CIRE LP”), completed an offering of Series A Debentures of CPG and limited partnership units of CIRE LP. On March 11, 2004, all of the Series A Debentures of CPG were redeemed, and therefore CPG determined to make application to obtain non-reporting issuer status in each of the Jurisdictions. Prior to such applications being filed, cease trade orders were issued against CPG by the Executive Director of the British Columbia Securities Commission on July 8, 2004 and by the Director of Ontario Securities Commission on June 28, 2004 for the failure by CPG to file its interim financial statements for the financial period ended March 31, 2004. Although CPG was granted non-reporting status in British Columbia on July 23, 2004 and in the other Jurisdictions on December 15, 2004, the cease trade orders remain in effect.

Settlement Agreement

On October 30, 2000, the British Columbia Securities Commission (the “Commission”) issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Company. The Notice of Hearing alleged that Mr. Mason failed to comply with certain insider reporting and control person reporting requirements with respect to certain trades in shares of the Company and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Company. A Commission hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to October 25, 2004 as a result of certain judicial proceedings and disclosure requirements imposed on the Commission. On August 25, 2004, Mr. Mason entered into a settlement agreement (the “Settlement”) with the Commission.  The Settlement provided that Mr. Mason cease trading, directly or indirectly, in securities for a period of 12 months, except that he may engage in financings for the Company and Columbia Yukon Explorations Inc. and that he may trade securities beneficially owned by him but only if the trading takes place through accounts held at a single registered dealer acceptable to the Commission. As part of the Settlement, the Commission acknowledged and agreed that none of the trading in question was undertaken by Mr. Mason in reliance upon undisclosed material facts or changes and that there was no evidence of any illicit purpose on the part of Mr. Mason in connection with the subject trading.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently five Named Executive Officers of the Company. “Named Executive Officer” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers.

Summary Compensation Table (stated in U.S. dollars)

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Douglas L. Mason(1)	2004	197,863	nil	nil	nil	nil	nil	nil
President and Chief	2003	72,034	nil	nil	112,000	nil	nil	nil
Executive Officer	2002	176,333	nil	nil	90,000	nil	nil	216,691(2)

Stuart R. Ross(1)	2004	4,303	nil	nil	nil	nil	nil	nil
Chief Financial	2003	111,746	nil	nil	88,000	nil	nil	nil
Officer	2002	135,812	nil	nil	70,000	nil	nil	100,761(2)

Bruce E. Morley(1)	2004	172,565	nil	nil	nil	nil	nil	nil
Chief Legal Officer	2003	147,713	nil	nil	67,000	nil	nil	nil
and Secretary	2002	137,993	nil	nil	70,000	nil	nil	100,761(2)

Tom Koltai	2004	147,609	nil	nil	nil	nil	nil	nil
Chief Operating	2003	136,122	nil	nil	30,000	nil	nil	nil
Officer	2002	125,000	nil	nil	110,000	nil	nil	nil

Kevin Doran(3)	2004	112,782	nil	nil	nil	nil	nil	nil
Senior Vice	2003	111,259	nil	nil	45,000	nil	nil	nil
President, Marketing	2002	26,002	nil	nil	40,000	nil	nil	nil
and Sales

(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company.

(2)

In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the “Consulting Companies”) controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay the Consulting Companies an aggregate of $418,213 in cash and 428,580 common shares of Waterfront Capital Corporation (the “Waterfront Shares”), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company’s 2001 annual general meeting. The consideration was paid to the Consulting Companies in 2002. The value attributable to each Waterfront Share transferred to the Consulting Companies was $0.15. The closing price of the Waterfront Shares, as sold through the TSX Venture Exchange on the last day the shares traded prior to the date of transfer was Cdn$0.05.

(3)	Mr. Doran joined the Company as Senior Vice President, Marketing and Sales in September 2002.

(4)	Prior to the Consolidation described under “Particulars of Matters to be Acted Upon – Consolidation of Common Shares”.

Other Compensation

Certain Named Executive Officers of the Company are entitled to business related club memberships and other business related compensation. The total value of this other compensation did not exceed the lesser of (i) Cdn$50,000 and (ii) 10% of the total of the annual salary and bonus of the Named Executive Officers for the financial year. All perquisites and benefits are valued on the basis of the incremental cost to the Company.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the “Current Stock Option Plan”) that was initially approved by the Company’s shareholders at the Company’s annual meeting held on June 27, 1997. An amendment to the Current Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Current Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Current Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Current Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. As at the date of this Circular, there are options outstanding under the Current Stock Option Plan entitling the holders of the options to purchase up to 1,694,336 common shares (prior to the Consolidation) at varying exercise prices.

Upon completion of the proposed Corporate Restructuring, the Company proposes to adopt a new stock option plan, and the Current Stock Option Plan will be phased out over time upon the exercise or expiry of the options outstanding under the Current Stock Option Plan. See “Particulars of Matters to be Acted Upon – Adoption of New Stock Option Plan”.

No stock options were granted to Named Executive Officers during the most recently completed financial year.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company’s fiscal year ended December 31, 2004 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

			Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004(3)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)(2)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Douglas L. Mason	nil	nil	339,659	nil	nil	nil

Stuart R. Ross	nil	nil	267,490	nil	nil	nil

Bruce E. Morley	nil	nil	246,176	nil	nil	nil

			Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004(3)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)(2)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Tom Koltai	nil	nil	199,500	nil	nil	nil

Kevin Doran	nil	nil	85,000	nil	nil	nil

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)	Prior to the Consolidation.

(3)

“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2004 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2004 was Cdn$0.27.

Termination of Employment, Change in Responsibilities and Employment Contracts

Certain of the Named Executive Officers, or companies controlled by them (the “Contracted Party” or “Contracted Parties”), have employment, management or consulting agreements (the “Agreements”) with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracted Party requires the agreement of the Company and the Contracted Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

The Agreements expire on the occurrence of the earliest of the following:

(a)	the resignation of the Contracted Party;

(b)	the Company terminating the Contracted Party’s services with cause upon certain “Events of Termination” (as defined therein); and

(c)	the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If the Agreements are terminated without cause in accordance with item (c) above, such Agreements provide that the Company is obliged to pay the Contracted Parties an amount calculated by multiplying the annual fee then payable by between two and five times (the Company’s payment requirements vary amongst the respective Contracted Parties). As at December 31, 2004, the minimum aggregate obligation to be assumed by the Company, as referred to above, is approximately US$2,307,200.

The terms of the Agreements will be amended pursuant to the proposed Corporate Restructuring and upon amendment, the aggregate obligation of the Company upon termination of the Agreements will be reduced to US$600,000. See “Particulars of Matters to be Acted Upon – Corporate Restructuring – Cost Cutting and Management Changes”.

Compensation of Directors

During its most recently completed financial year, the Company paid and/or accrued an aggregate of US$49,659 to five directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company or for their involvement in board committees.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers have entitlement to medical, dental, insurance benefits and to stock option compensation.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those common shares of the Company, prior to the Consolidation, which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans	1,694,336	Cdn$0.87	48,894
approved by the securityholders

Equity compensation plans not	Nil	Nil	Nil
approved by the securityholders

Total	1,694,336	Cdn$0.87	48,894

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are, or were during the most recently completed financial year of the Company, directors, executive officers, employees of the Company or its subsidiaries, or the proposed nominee for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than interests of certain directors and officers of the Company described under the heading “Particulars of Matters to be Acted Upon”, no director or executive officer of the Company or the proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out below or otherwise disclosed in this Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, the proposed nominee for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

•	The Company and Quest Capital Corp. (“Quest”) entered into a loan agreement dated March 4, 2004, as amended March 19, 2004, April 6, 2004 and September 20, 2004, pursuant to which Quest agreed to loan to the Company an aggregate of Cdn$1,350,000 (the “Quest Loan”). In consideration of Quest providing the Quest Loan to the Company, the Company issued to Quest 660,000 of its common shares as bonus shares (the “Quest Shares”) on March 19, 2004, and 167,500 additional shares on September 20, 2004 and 202,500 additional shares on November 18, 2004. The Quest Loan was repaid in full by November 23, 2004. Pursuant to the terms of the Quest Loan, the Company was required to arrange the sale of the Quest Shares. In order to facilitate the Quest Loan, Douglas L. Mason, the Company’s Chief Executive Officer and director, agreed to purchase the Quest Shares at a price of Cdn$0.40 per share from Quest on July 6, 2004.

•	Concurrently with the Quest Loan, certain directors and officers of the Company (the “Management Group”) entered into a loan agreement with the Company dated March 4, 2004, as amended April 6, 2004 and November 19, 2004, pursuant to which the Management Group funded an additional Cdn$500,000 to the Company (the “Management Loan”), of which $394,030 remains outstanding as of the date of this Circular. The Management Loan bears an interest rate of 12% per annum compounded and payable monthly and is secured by a charge over all of the Company’s present and future assets and properties, but is subordinated in priority and payment to the loans to the Company from Global (GMPC) Holdings Inc. and BG Capital Group Ltd. Pursuant to the terms of Management Loan, the Company issued to the Management Group an aggregate of 330,000 common shares as follows.

Name	Management Loan Shares
Criterion Capital Corporation(1)	215,688
Bruce E. Morley(2)	9,108
Glen D. Foreman(3)	9,108
Neville Kirchmann(3)	9,108
Philip Langridge(3)	86,988

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer and a director the Company

(2)	Chief Legal Officer, Secretary and a director of the Company

(3)	Director of the Company

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditor of the Company effective December 31, 1997.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company’s current audit committee consists of Nigel Woodall, Stuart Ross and Philip Langridge.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Independence

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The majority of all of the members of the audit committee of the Company are independent, as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)     the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)     an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to PricewaterhouseCoopers LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2004	2003
	(US$ thousands)

Audit fees	$71,515	$ 70,010
Audit-related fees(1)	8,755	nil
Tax fees(2)	18,480	31,885
All other fees	nil	nil
Total	$98,750	$101,895

Notes:

(1)

“Audit-related fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees”. This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

(2)	“Tax fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF MATTERS TO BE ACTED UPON

Consolidation of Common Shares

At the Meeting, shareholders will be asked to consider, and if thought advisable, to pass a special resolution (the full text of which is set forth below) amending the Company’s share structure by consolidating the fully paid and issued common shares in the capital of the Company on a 10 share for one share basis (the “Consolidation”). As of the date hereof, the Company has 10,803,682 common shares without par value issued and outstanding. The proposed Consolidation will reduce the number of common shares without par value outstanding to approximately 1,080,368 common shares without par value before taking into account any fractional shares resulting from the Consolidation which will be converted into whole shares as follows:

(a)	any fractional shares arising upon the Consolidation comprising less than one-half of one share will be deemed to have been tendered by the registered owner to the Company by way of gift for cancellation and will be returned to the authorized but unissued share structure of the Company; and

(b)	any fractional shares arising upon the Consolidation comprising greater than or equal to one-half of one share will be converted into one whole share.

The Consolidation will be effective on the date that a Notice of Alteration reflecting the Consolidation is filed with the British Columbia Registrar of Companies. The Company expects to file the Notice of Alteration as soon as practicable following the receipt of shareholder approval for the Consolidation.

As soon as practicable following the date the Consolidation is effective, a letter of transmittal containing instructions with respect to the surrender of share certificates for the common shares without par value will be furnished to the shareholders for use in exchanging their share certificates. Following the return of a properly completed and executed letter of transmittal, together with the share certificate for the pre-Consolidation common shares, a certificate for the appropriate number of post-Consolidation common shares without par value will be issued.

In accordance with the Business Corporations Act (British Columbia), the Consolidation must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution approving the Consolidation.

Management of the Company is of the opinion that the Consolidation is in the best interests of the Company. Management believes that the number of post-Consolidation common shares will be more appropriate given the Company’s capitalization and will allow the Company greater possibilities with respect to future financings.

The board of directors of the Company recommends that the shareholders vote in favour of the Consolidation.

The following is the text of the special resolutions which will be put forward at the Meeting:

RESOLVED, as special resolutions that:

1.	The Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the 10,803,682 fully paid and issued common shares without par value in the capital of the Company (or such other number of fully paid and issued common shares that are outstanding on the effective date of the Consolidation) on a ten (10) common shares for one (1) common share basis into approximately 1,080,368 common shares (or such other number of fully paid and issued common shares resulting from the Consolidation).

2.	Any fractional shares arising upon the Consolidation be converted into whole shares as follows:

(a)	any fractional shares arising upon the Consolidation comprising less than one-half of one share will be deemed to have been tendered by the registered owner to the Company by way of gift for cancellation and will be returned to the authorized but unissued share structure of the Company; and

(b)	any fractional shares arising upon the Consolidation comprising greater than or equal to one-half of one share will be converted into one whole share.

3.	Subject to paragraph 4 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies.

4.	The Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company’s records office.

5.	The directors of the Company will have the sole and complete discretion to abandon the Consolidation and, notwithstanding shareholder approval of the Consolidation, there will be no obligation to proceed with the Consolidation.

Alteration of Authorized Share Capital of the Company

Increase in Authorized Common Share Capital and Elimination of Preferred Shares

The Business Corporations Act (British Columbia) no longer requires the Company to have a fixed maximum authorized common share capital, as was required under the old Company Act (British Columbia). Accordingly, in order to provide more flexibility to the Company for future financings and other transactions and to bring the authorized capital in line with that of corporations incorporated under other corporate legislation, such as the Canada Business Corporations Act, the directors of the Company are proposing to increase the authorized common share capital to an unlimited number of common shares. Concurrently with the increase in the authorized common share capital of the Company, shareholders of the Company will be asked to approve a special resolution to eliminate the existing class of preferred shares of the Company, of which no preferred shares are issued and outstanding.

In accordance with the Business Corporations Act (British Columbia), the increase in authorized common share capital of the Company and the elimination of the existing class of preferred shares of the Company must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution.

The following is the text of the special resolutions which will be put forward at the Meeting.

RESOLVED, as special resolutions, that:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles be altered by:

(a)	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;

(b)	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares are issued and outstanding; and

(c)	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2.	The alterations made to the Company’s Articles shall not take effect until the Company’s Notice of Articles has been altered to reflect the alterations made to the Articles of the Company.

3.	Subject to the deposit at the Company’s records office of this resolution, the solicitors for the Company are authorized and directed to file a Notice of Alteration with the Registrar of Companies to effect the foregoing change.

4.	The directors of the Company will have the sole and complete discretion not to proceed with the foregoing alterations and, notwithstanding shareholder approval, there will be no obligation to proceed with the alteration.

Corporate Restructuring

Requirement and Rationale for Corporate Restructuring

The Company had a working capital deficit of US$4,370,000 at December 31, 2004, and a working capital deficit of US$2,660,000 at December 31, 2003. For the past four years, the Company’s financial statements have been prepared assuming that the Company will continue as a going concern. Due to the Company’s recurring losses from operations, net deficit and lack of working capital for the Company’s planned business activities (as referred to in the consolidated financial statements which accompany this Circular), there is substantial doubt as to the Company’s ability to continue as a going concern. Going forward, it will be necessary for the Company to secure additional financing in order to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive marketing and sales activities for its beverage products.

In view of the Company’s history of losses, it may be difficult for the Company to obtain debt financing. The Company may raise such additional capital through equity or debt financing, dispositions of non-material assets, or through joint ventures or other strategic relationships. There can be no assurance that the Company will successfully raise additional financing or enter into any strategic relationships on acceptable terms, if at all. If the Company is unable to meet its on-going obligations, it may have to consolidate operations, reduce operating expenditures, sell assets, suspend marketing efforts or terminate its operations.

The Company has continued to require additional funding since the year ending December 31, 2003 to the present to meet its on-going capital requirements, and has arranged certain short-term bridge loan facilities including the Quest Loan, the Management Loan, a loan in the amount of $1,000,000 from Global (GMPC) Holdings Inc. (“Global”) which was advanced on November 23, 2004 and is repayable on November 23, 2005 (the “Global Loan”), and a private placement of 1,500,000 common shares at a price of $0.25 per share for gross proceeds of $375,000.

In addition, pursuant to a secured loan agreement dated February 9, 2005, the Company borrowed US$1,000,000 from BG Capital Group Ltd. (the “BG Capital Initial Funding”). The BG Capital Initial Funding bears interest at a rate of 10% per annum and is payable within 90 days, if demand for repayment is made by BG Capital. If the Company chooses to seek additional financing from any third party, the Company will be required to pay a penalty or break fee to BG Capital in the amount of accrued and unpaid interest to the time of repayment at a rate of 50% per annum.

BG Capital has agreed to facilitate the financings described below which the Company requires to continue and expand its business, as well as to provide management support and assist in implementing changes to the corporate organization and operation of the Company which will provide the Company with the opportunity to grow and succeed in the future.

The Company and BG Capital have entered into a preferred share purchase agreement dated for reference March 28, 2005 (the “BG Capital Purchase Agreement”) pursuant to which, among other things:

1.	the Company has agreed to consolidate its common share capital on a ten old for one new basis;

2.	the Company has agreed to reduce the size of its board of directors to five directors, and to appoint three nominees of BG Capital to the board of directors;

3.	BG Capital has agreed to convert the BG Capital Initial Funding to 1,000,000 Class A Preferred Shares (as defined below under the heading “Particulars of Matters to be Acted Upon – BG Capital Additional Funding and Private Placement – BG Capital Additional Funding, Conversion of BG Capital Initial Funding and Exchange of Class A Preferred Shares”);

4.	BG Capital has agreed to subscribe for 1,000,000 additional Class A Preferred Shares for an aggregate purchase price of US$1,000,000;

5.	Upon completion of the Private Placement, as defined below, BG Capital will exchange its 2,000,000 Class A Preferred Shares for 2,000,000 Class B Preferred Shares (as defined below under the heading “Particulars of Matters to be Acted Upon – BG Capital Additional Funding and Private Placement – BG Capital Additional Funding, Conversion of BG Capital Initial Funding and Exchange of Class A Preferred Shares”);

6.	the Company will implement various cost cutting measures and will repay certain outstanding debt, some of which repayment amounts the Company anticipates will be reinvested into common shares of the Company; and

7.	the Company will adopt a new stock option plan,

all of which will constitute the corporate restructuring of the Company (the “Corporate Restructuring”).

The completion of the Corporate Restructuring is subject to a number of conditions, including obtaining shareholder and director approval, the delivery of certain consents and agreements of existing lenders to the Company, and the amendment of certain employment and consulting agreements, as described in this Circular.

In addition, the Company has entered into an engagement letter with Standard Securities Capital Corporation (“Standard Securities”) dated March 28, 2005 (the “Standard Securities Agreement”) pursuant to which it has agreed to complete a bought deal private placement of US$3,000,000 (the “Private Placement”) by issuing 3,000,000 common shares at a price of US$1.00 per share through Standard Securities acting as underwriter. Completion of the Private Placement is subject to certain conditions, as described below under the heading “– BG Capital Funding and Private Placement – Private Placement”;

All references to common shares to be issued or made issuable pursuant to the Corporate Restructuring, on conversion of the Class A Preferred Shares and the Class B Preferred Shares, pursuant to the Private Placement or pursuant to the exercise of stock options are common shares on a post-Consolidation basis.

About BG Capital

BG Capital is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience, as well as in-depth marketing and financial management expertise. It has a track record of success in identifying promising enterprises and growing them with an effective hand-on management style.

BG Capital Funding and Private Placement

BG Capital Additional Funding, Conversion of BG Capital Initial Funding and Exchange of Class A Preferred Shares

Pursuant to the terms of the BG Capital Purchase Agreement, BG Capital will advance US$1,000,000 for the BG Capital Additional Funding prior to the Meeting which funds will be held in trust by legal counsel for BG Capital. Upon receipt of the approvals of the shareholders and the directors of the Company to the Corporate Restructuring (together, the “Approvals”), and subject to certain other conditions described in this Circular and in the BG Capital Purchase Agreement, BG Capital has agreed to purchase 1,000,000 Class A Preferred Shares, having the rights described in this Circular under the heading “Particulars of Matters to be Acted Upon – Creation of Class A Preferred Shares”, at a price of US$1.00 per Class A Preferred Share.

Concurrently with the advance of the BG Capital Additional Funding, the BG Capital Initial Funding of a US$1,000,000 secured loan will convert into 1,000,000 Class A Preferred Shares.

Upon completion of the Private Placement, BG Capital will be required to automatically exchange all of its 2,000,000 Class A Preferred Shares for 2,000,000 Class B Preferred Shares of the Company. Such Class B Preferred Shares will have the right to dividends of 10% per annum payable, in the first year, in advance in common shares of the Company at a price of US$1.00 per share and thereafter in advance in monthly cash instalments, and the right to five votes for each Class B Preferred Share held on any vote of the common shareholders. The Class B Preferred Shares will be convertible, in whole but not in part, into such number of common shares of the Company as would be equal to, upon conversion, 50% of the number of common shares of the Company on a fully diluted basis as of the date of conversion of the Class B Preferred Shares, excluding the common shares issuable pursuant to the conversion of the Class B Preferred Shares, and options which are out of the money as of the date of issuance of the Class B Preferred Shares. The rights attached to the Class B Preferred Shares are described in more detail in this Circular under the heading “Particulars of Matters to be Acted Upon – Creation of Class B Preferred Shares”.

BG Capital will be paid a fee of 200,000 common shares of the Company upon conversion of the Class B Preferred Shares into common shares of the Company.

If the Class B Preferred Shares are converted into common shares prior to the expiry of one year from the date of issuance, BG Capital will return to the Company, by offset against the number of common shares issuable upon conversion of the Class B Preferred Shares, the unearned common shares it received as payment in advance of the dividends on the Class B Preferred Shares.

The Private Placement

Pursuant to the terms of the Standard Securities Agreement, Standard Securities has agreed to purchase for resale on a “bought deal” basis from the Company an aggregate of 3,000,000 common shares at a price of US$1.00 per common share, for aggregate gross proceeds of US$3,000,000. The common shares will be sold to certain qualified investors pursuant to exemptions from the prospectus and registration requirements of applicable securities laws. It is expected that the Private Placement will complete on the second business day after the date on which the Approvals are received.

The completion of the Private Placement is subject to certain conditions, including receipt of the Approvals, completion of due diligence satisfactory to Standard Securities, execution of a definitive underwriting agreement which will include industry standard “disaster out”, “market out” and “material change out” clauses, receipt of all necessary regulatory approvals, and the completion by the Company and BG Capital of the transactions provided for pursuant to the terms of the BG Capital Purchase Agreement.

As finders’ fees for assisting in the Private Placement as described above, the Company will upon completion of the Private Placement:

(a)	issue to BG Capital 450,000 common shares of the Company; and

(b)	pay a cash finder’s fee in the aggregate amount of US$100,000 to Y&R Investment Capital Inc.

Repayment of Debt and Reinvestment into Equity

$670,000 principal amount of outstanding convertible debentures of the Company will be repaid from the proceeds of the Private Placement. As a condition to the completion of the BG Capital Additional Funding pursuant to the terms of the BG Capital Purchase Agreement, the Company has agreed to deliver agreements by the holders of an aggregate of $520,000 principal amount of the convertible debentures to reinvest $520,000 in the Company and subscribe for common shares of the Company at a purchase price of US$1.00 per share.

$394,030 currently outstanding pursuant to the Management Loan, of which $262,230 is owing to Criterion Capital Corporation and $131,800 is owing to Philip Langridge, will be repaid from the proceeds of the Private Placement. As a condition to the completion of the BG Capital Additional Funding pursuant to the terms of the BG Capital Purchase Agreement, the Company has agreed to deliver an agreement of Criterion Capital Corporation to reinvest $262,230 in the Company and subscribe for common shares of the Company at a purchase price of US$1.00 per share.

In proceeding with such repayments of debt and reinvestments into equity, such secured debtors will forego their security interests in favour of participating in the equity of the Company on an unsecured basis.

Amendment of Global Loan

The Company and Global have agreed to amend the terms of the Global Loan to provide that the Global Loan will be convertible into common shares of the Company at a price of US$2.00 per share. As a condition to the completion of the BG Capital Additional Funding pursuant to the terms of the BG Capital Purchase Agreement, the Company has agreed to deliver an agreement of Global to, among other things, not demand repayment of the Global Loan until November 23, 2005, being the maturity date of the Global Loan, unless the Company is in default under the terms of the Global Loan.

Cost Cutting and Management Changes

The Company has committed to a variety of cost-cutting measures which will be implemented as part of the Corporate Restructuring. Certain members of the senior management of the Company have agreed to a reduction in compensation (between 20% and 75%) in exchange for performance-based compensation for the year ending December 31, 2005. The Company also plans to implement other significant reductions in general and administrative expenses.

Matthew J. Hoogendoorn, CA, CPA (Illinois), will join the Company in a consulting capacity to oversee and assist the Company in managing the funding and financing received through BG Capital and the overall cash flow management of the Company. It is also contemplated that once certain employment and consulting contract matters are finalized to the satisfaction of Mr. Hoogendoorn, BG Capital and the Company, Mr. Hoogendoorn will assume the position of Chief Financial Officer of the Company. Mr. Hoogendoorn will receive a fee of US$5,000 per month.

Certain of the consulting and/or employment agreements with senior management of the Company will be amended to reduce the obligations of the Company on termination of the parties to such agreements. Upon amendment of these agreements, the aggregate termination payments will be reduced to US$600,000. The Company will also be obligated under the amended agreements to grant options to purchase an aggregate of 350,000 common shares at a price of US$1.00 per common share.

Change of Control of the Company

The completion of the Corporate Restructuring will result in a change of control of the Company. The principal shareholders of the Company upon completion of the Corporate Restructuring will be as follows:

Name of Shareholder	Number and Class of Shares	Percentage

BG Capital Ltd.	2,000,000 Class B Preferred Shares(1)(2)	68%(3)(4)
450,000 common shares

(1)	Prior to conversion into common shares of the Company on the basis described under the heading “Particulars of Matters to be Acted Upon – Creation of Class B Preferred Shares”.

(2)	Each Class B Preferred Share has the right to five votes on any vote of the common shareholders.

(3)

Based on the number of issued common shares being 5,266,368 common shares, comprised of 1,080,368 common shares being the number of post-Consolidation issued common shares, 3,000,000 common shares issued pursuant to the Private Placement, 450,000 common shares issued to BG Capital as a finders fee in connection with the Private Placement, and 736,000 common shares to be subscribed for by certain holders of the convertible debentures and the Management Loan, and certain other existing shareholders of the Company.

(4)

Upon conversion of the Class B Preferred Shares into common shares, and assuming no additional securities are issued by the Company prior to the date of conversion, BG Capital will own approximately 8,072,821 common shares, representing approximately 64% of the issued and outstanding common shares of the Company at that time.

Directors of the Company Upon Completion of the Corporate Restructuring

Pursuant to the Corporate Restructuring, Nigel Woodall, Philip Langridge and Stuart Ross have agreed to resign as directors of the Company. Three nominees of BG Capital will be appointed as directors of the Company to replace the retiring directors, of which two nominees have been identified as of the date of this Circular. The directors of the Company upon completion of the Corporate Restructuring will include the following individuals.

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for the last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)

Douglas L. Mason(2)	President and Chief	Most Recent Appointment:	1,933,934
British Columbia, Canada	Executive Officer of	June 24, 2002
President, Chief Executive	the Company
Officer and Director		Initial Appointment:
June 2, 1986

Bruce E. Morley(2)	Barrister and Solicitor	Most Recent Appointment:	135,832
British Columbia, Canada		June 26, 2003
Chief Legal Officer,
Secretary and Director		Initial Appointment:
June 29, 1994

Marco Markin	Director of The Neptune	Upon completion of	nil
California, USA	Society, Inc.	the Corporate
Director		Restructuring

Brent Lokash	Barrister and Solicitor	Upon completion of	nil
British Columbia, Canada		the Corporate
Director		Restructuring

(1)

The number of pre-Consolidation common shares. The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually.

(2)	In addition to such shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 422,100 common shares of the Company. Bruce E. Morley is a director, officer and shareholder of Waterfront.

Stock Option Plan

The Company has agreed to implement a new stock option plan having the terms and conditions described in this Circular under the heading “Particulars of Matters to be Acted Upon – Adoption of New Stock Option Plan”. 1,750,000 common shares will be issuable pursuant to options granted under the 2005 Stock Option Plan. As of the date of this Circular, it is expected that substantially all of the options available for grant under the 2005 Stock Option Plan will be granted upon completion of the Corporate Restructuring at a exercise price of US$1.00 per common share.

Fresh Start Accounting

In connection with the proposed Corporate Restructuring and related transactions referred to in this Circular, the Company intends to account for the financial reorganization (fresh start accounting) in accordance with Canadian generally accepted accounting principles.

In this regard, the Company has negative shareholders’ equity (deficiency) of approximately US$4,000,000 at December 31, 2004. The significant components of shareholders’ deficiency are share capital with a book value of approximately US$58,000,000, less accumulated historical operating losses of approximately US$62,000,000. Post-reorganization, shareholders’ equity will be approximately positive US$1,000,000.

In so doing, one of the related adjustments may be the reclassification of the accumulated deficit to the date of the financial reorganization against share capital.

Recommendation by Directors of Corporate Restructuring

The Board of Directors of the Company, having considered all factors they deemed necessary to be considered based on the information available to them, have concluded that the proposed Corporate Restructuring as described in this Circular is in the best interests of the Company and recommends approval of the proposed Corporate Restructuring.

Notwithstanding the change of control of the Company as a result of the Corporate Restructuring, the Company’s shareholder rights plan will not be triggered because the directors of the Company have approved the Corporate Restructuring.

The shareholders of the Company will be asked to pass an ordinary resolution approving the Corporate Restructuring.

Creation of Class A Preferred Shares

If the Corporate Restructuring is approved by the shareholders at the Meeting, the shareholders will be asked to pass a special resolution to approve the alteration of the Company’s share capital to create a class of 2,000,000 Class A Preferred Shares.

The rights proposed to be attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion. The complete text of the rights attached to the Class A Preferred Shares proposed to be created is attached to this Circular as Schedule “B”.

In accordance with the Business Corporations Act (British Columbia), the creation of the Class A Preferred Shares must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution.

The following is the text of the special resolutions which will be put forward at the Meeting.

RESOLVED, as special resolutions, that:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles be altered by:

(a)	creating a class of 2,000,000 Class A Preferred Shares;

(b)	creating and attaching to the Class A Preferred Shares the special rights and restrictions contained in Part 28 of the Articles of the Company (as set out in the attached Schedule “B” to this Circular), as adopted by paragraph (c) of this resolution; and

(c)	the addition of Part 28 of the Articles set out in the attached Schedule “B” to this Circular.

2.	The alterations made to the Company’s Articles shall not take effect until the Company’s Notice of Articles has been altered to reflect the alterations made to the Articles of the Company.

3.	Subject to the deposit at the Company’s records office of this resolution, the solicitors for the Company are authorized and directed to file a Notice of Alteration with the Registrar of Companies to effect the foregoing change.

4.	The directors of the Company will have the sole and complete discretion not to proceed with the foregoing alterations and, notwithstanding shareholder approval, there will be no obligation to proceed with the alteration.

Creation of Class B Preferred Shares

If the Corporate Restructuring is approved by the shareholders at the Meeting, the shareholders will be asked to pass a special resolution to approve the alteration of the Company’s share capital to create a class of 2,000,000 Class B Preferred Shares.

The rights proposed to be attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share will have the right to five votes on any vote of the common shareholders. The Class B Preferred Shares will be convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. The complete text of the rights attached to the Class B Preferred Shares is attached to this Circular as Schedule “C”.

Shareholders will be asked to approve a special resolution to create the Class B Preferred Shares. In accordance with the Business Corporations Act (British Columbia), the creation of the Class B Preferred Shares must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution.

The following is the text of the special resolutions which will be put forward at the Meeting.

RESOLVED, as special resolutions, that:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles be altered by:

(a)	creating a class of 2,000,000 Class B Preferred Shares;

(b)	creating and attaching to the Class B Preferred Shares the special rights and restrictions contained in Part 29 of the Articles of the Company (as set out in the attached Schedule “C” to this Circular) as adopted by paragraph (c) of this resolution; and

(c)	the addition of Part 29 of the Articles set out in the attached Schedule “C” to this Circular.

2.	The alterations made to the Company’s Articles shall not take effect until the Company’s Notice of Articles has been altered to reflect the alterations made to the Articles of the Company.

3.	Subject to the deposit at the Company’s records office of this resolution, the solicitors for the Company are authorized and directed to file a Notice of Alteration with the Registrar of Companies to effect the foregoing change.

4.	The directors of the Company will have the sole and complete discretion not to proceed with the foregoing alterations and, notwithstanding shareholder approval, there will be no obligation to proceed with the alteration.

Adoption of New Stock Option Plan

Management of the Company proposes that a new stock option plan be adopted (the “2005 Stock Option Plan”) to replace the Current Stock Option Plan, to bring the Company’s stock option plan in line with the stock option plans of comparable companies, and to make changes to the termination and vesting provisions. Upon the adoption of the 2005 Stock Option Plan, the Current Stock Option Plan will continue in effect only until the exercise or expiry of all of the stock options currently outstanding pursuant to the Current Stock Option Plan.

The purpose of the 2005 Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors, officers, employees and consultants, and to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by directors and key employees and consultants to the Company and its subsidiaries who, in the judgment of the directors of the Company will be largely responsible for the Company’s future growth and success.

The following information is intended as a brief description of the 2005 Stock Option Plan and is qualified in its entirety by the full text of the 2005 Stock Option Plan.

1.	The maximum number of common shares issuable under the 2005 Stock Option Plan is 1,750,000.

2.	The exercise price of the initial options granted under the 2005 Stock Option Plan will be US$1.00, and thereafter the exercise price of options, as determined by the board of directors in its sole discretion, will not be less than the weighted average trading price per share on the OTC Bulletin Board market for the ten trading days immediately preceding the date of grant of the option, or, if the Shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading.

3.	All options granted under the 2005 Stock Option Plan will have an expiry date of five years from the date of grant of the option, except that options will expire one year following the date of termination of an option holder.

4.	Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of common shares in respect of the expired or terminated option will again be available for the purposes of the 2005 Stock Option Plan.

5.	Any option granted under the 2005 Stock Option Plan may include a stock appreciation right, which may be exercisable only to the extent that the option with which it is included is exercisable. A stock appreciation right will entitle the holder to elect to surrender to the Company, unexercised, the option with which it is included, or any portion thereof, and to receive from the Company that number of common shares, disregarding fractions, having an aggregate value equal to the excess of the value of one share over the exercise price per share of such option, times the number of shares for which the option or portion thereof, is being exercised. The value of a common share shall be determined for these purposes, unless otherwise specified or permitted by applicable regulatory policies, based on the weighted average trading price per share on the OTC Bulletin Board market for the five trading days immediately preceding the date the Company receives notice of the exercise of the stock appreciation right (or, if the common shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading).

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the 2005 Stock Option Plan.

The 2005 Stock Option Plan is available for review until the day preceding the Meeting by any shareholder upon request in writing made to the Company’s Secretary at 2489 Bellevue Avenue, West Vancouver, B.C. V7V 1E1

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A copy of the Company’s most recent annual financial statements to December 31, 2004, along with Management’s Discussion and Analysis thereon, accompanies this Circular. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by writing to the Secretary of the Company at the Company’s head office.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 4th day of April, 2005.

ON BEHALF OF THE BOARD

(signed) Douglas L. Mason

Douglas L. Mason,
President and Chief Executive Officer

SCHEDULE “A”

CLEARLY CANADIAN BEVERAGE CORPORATION

AUDIT COMMITTEE CHARTER

Purpose of the Audit Committee

1.	The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements and other relevant public disclosures; (ii) the Company’s compliance with legal and regulatory requirements relating to financial reporting; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the internal and external auditors.

2.	The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Responsibilities of the Committee

3.	The Committee’s responsibilities shall include:

(i)	retaining and terminating, and / or making recommendations to the Board and the shareholders with respect to the retention or termination of an external auditing firm to conduct the Corporation’s annual audit;

(ii)	communicating with the external auditors that they are ultimately accountable to the Board and the Committee as representative of the shareholders;

(iii)	approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors;

(iv)	reviewing with the external auditors the plan and scope of audit;

(v)	reviewing the annual audited financial statements and management’s discussion and analysis of financial and operating results and recommending the financial and statements to the Board for approval;

(vi)	reviewing with the external auditors any issues and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management and resolving any disputes;

(vii)	reviewing, in conjunction with the Board, the quarterly financial statements and management’s discussion and analysis of financial and operating results, prior to filing with securities regulatory authorities and delivery to shareholders;

(viii)	reviewing relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(ix)	reviewing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences);

(x)	inquiring as to the adequacy of the Company’s system of internal controls;

(xi)	discussing with management the Company’s internal audit mandate and responsibilities and meeting with the head of internal audit, on a periodic basis;

(xii)	where and when applicable, obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the external auditors and the Company;

(xiii)	meeting separately, periodically with each of management, the internal auditors and the external auditors;

(xiv)	establishing procedures for receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

(xv)	establishing procedures for the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters;

(xvi)	reporting regularly to the Board;

(xvii)	reviewing and assessing the Committee’s charter and recommending any proposed changes to the Board on an annual basis; and

(xviii)	evaluating the functioning of the Committee on an annual basis.

Powers of the Committee

4.	The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, which shall provide the Committee with adequate funding for such purposes. The Committee shall have unrestricted access to management, the external auditors and internal auditors, including private meetings, as necessary or appropriate. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition of the Committee

5.	The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

6.	All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

7.	Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”.[1]

Meetings of the Audit Committee

8.	The Committee shall meet at least twice annually, or more frequently as circumstances dictate.

9.	The time and place of the meetings of the Committee, the calling of meetings and procedure in all things at such meetings shall be determined by the Chairman of the Committee.

This Audit Committee Charter was adopted by the Board of Directors of Clearly Canadian Beverage Corporation on the 11th day of May, 2004.

_________________

1 For the Purposes of the charter, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes.

SCHEDULE “B”

PART 28

SPECIAL RIGHTS AND RESTRICTIONS
OF
CLASS A PREFERRED SHARES
OF
CLEARLY CANADIAN BEVERAGE CORPORATION

The Class A Preferred Shares of the Company shall have attached thereto and shall be subject to the following special rights and restrictions (the “Special Rights and Restrictions”):

28.1 DEFINITIONS

        Reference to any capitalized terms in this Part 28 shall have the following meanings:

        (a)     “Board of Directors” means the board of directors of the Company;

        (b)     “Class A Conversion Shares” means any Common Shares issued pursuant to Article 28.6;

        (c)     “Class A Dividend Shares” means any Common Shares issued pursuant to Article 28.3;

        (d)     “Class A Preferred Shares” means the Class A Preferred Shares of the Company without par value;

        (e)     “Class B Preferred Shares” means the Class B Preferred Shares of the Company without par value;

        (f)     “Common Shares” means the common shares of the Company;

        (g)     “Company” means Clearly Canadian Beverage Corporation;

        (h)     “Company Act” means the Business Corporations Act (British Columbia), as may be amended;

        (i)     “Dividends” has the meaning given in Section 28.3(a);

        (j)     “Holder” or “Holders” means the holder or holders of the outstanding Class A Preferred Shares from time to time, as appearing on the records of the Company;

        (k)     “Issue Date” means the date of issuance of any Class A Preferred Shares;

        (l)     “Issue Price” for each Class A Preferred Share means the sum of One U.S. Dollar (U.S.$1.00);

        (m)     “Liquidation Event” means (A) any time the Company, or any of the Subsidiaries shall (i) make a voluntary application, or consent to the entry of an order for relief in an involuntary application, under any applicable bankruptcy, insolvency or similar law; (ii) consent to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any Subsidiary, or of any substantial part of its property; (iii) make an assignment for the benefit of its creditors; or (iv) admit in writing its inability to pay its debts generally as they become due; or (B) any time a decree or order for relief in respect of the Company or any of the Subsidiaries shall be entered by a court having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency or similar law resulting in the (i) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any Subsidiary, or of any substantial part of their property, or (ii) winding up or liquidation of the Company’s, or any Subsidiary’s, affairs, HOWEVER, the purchase or redemption by the Company of shares of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Company, nor shall the consolidation or merger of the Company with or into any other entity or the sale or transfer by the Company of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company;

        (n)     “OTCBB” means the Over-the-Counter Bulletin Board;

        (o)     “Per Share Market Value” means, on any particular date, the closing bid price per share of the Common Shares on such date on the OTCBB or other stock exchange on which the Common Shares have been listed or, if there is no such price on such date, then the last bid price on such exchange on the last Trading Day immediately preceding such date;

        (p)     “Purchase Agreement” means the Preferred Share Purchase Agreement between the Company and BG Capital Group Ltd. dated for reference March 28, 2005 which provides for the issuance of the Class A Preferred Shares;

        (q)     “Subsidiaries” means, together, Blue Mountain Springs Ltd., an Ontario corporation wholly-owned by the Company, and CC Beverage (U.S.) Corporation, a Washington corporation wholly-owned by the Company, and “Subsidiary” means either of them; and

        (r)     “Trading Day” means (a) a day on which the Common Shares are quoted on the OTCBB or other stock exchange on which the Common Shares have been listed, or, if the Common Shares are not quoted on the OTCBB or any stock exchange, (b) a day on which the Common Shares are quoted on the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. (“NASD”), or, if the Common Shares are not quoted on the NASD, (c) a day on which the Common Shares are quoted on the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices).

28.2 DESIGNATION

        This class of shares of the Company shall be designated as the “Class A Preferred Shares”, of which 2,000,000 Class A Preferred Shares are authorized to be issued by the Company.

28.3 DIVIDENDS

        (a)     The Company shall be obligated to pay, and the Holders shall be entitled to receive, dividends at the rate of ten percent (10%) per annum (computed on the basis of a 365-day year) (the “Dividends”) of the Issue Price of each of the outstanding Class A Preferred Shares.

        (b)     The Dividends shall be paid quarterly, in advance, commencing on the Issue Date, through the issuance of Common Shares calculated at a price per share equal to the average of the Per Share Market Value calculated for each of the ten (10) Trading Days immediately preceding the date on which a Dividend is declared.

        (c)     All Dividends shall be paid and delivered to the Holder (with any share certificates to be in the name of the Holder) at the address for the Holder set forth in the Purchase Agreement.

        (d)     In the event of a subdivision of the Common Shares into a greater number of Common Shares, the number of Common Shares to be issued on account of the Dividends as set forth in Section 28.3(b) shall be proportionately increased and, in the event of a consolidation of the Common Shares into a smaller number of shares of Common Shares, the number of Common Shares to be issued on account of Dividends as set forth in Section 28.3(b) shall be proportionately decreased.

28.4 ASSURANCES AND COVENANTS

        So long as any of the Class A Preferred Shares are outstanding and without the consent of the Holders, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon any Common Shares or other shares of the Company ranking junior to the Class A Preferred Shares, nor shall any Common Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan, including a share option plan, of the Company or any Subsidiary or pursuant to a conversion of the Class A Preferred Shares or the Class B Preferred Shares) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company, directly or indirectly. Nothing in this Article 28.4 shall preclude the payments of the Dividends to the Holders, or dividends paid to the holders of the Class B Preferred Shares.

28.5 EVENTS OF DEFAULT AND REMEDIES

        (a)     “Event of Default”, wherever used herein, means any one of the following events:

                (i)     default by the Company in the performance of or compliance with any term or any provision of these Special Rights and Restrictions, and such failure shall not have been remedied within fifteen (15) calendar days after the date on which written notice of such failure shall have been given;

                (ii)     default by the Company in the performance of or compliance with any term or any provision of the Purchase Agreement, and such failure or breach shall not have been remedied within fifteen (15) calendar days after the date on which written notice of such failure shall have been given;

                (iii)     the occurrence of a Liquidation Event;

                 (iv)     the Company shall voluntarily have its Common Shares deleted or delisted, as the case may be, from the OTCBB or other national securities exchange or market on which the Common Shares are listed for trading; or

                (v)     the Company or any Subsidiary voluntarily or involuntarily discontinues business.

        (b)     If any Event of Default occurs and continues, beyond any cure period, if any, then so long as such Event of Default shall then be continuing:

                (i)     any Holder may, on five (5) calendar days’ notice to the Company, demand redemption of any of the outstanding Class A Preferred Shares at the Issue Price of each of the Class A Preferred Shares being redeemed, plus accrued but unpaid Dividends thereon, whereupon such sums shall be immediately due and payable by the Company to such Holder;

                (ii)     any Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law, and in particular, without limiting the generality of the foregoing, such Holder may, for the purposes of receiving such sums due pursuant to Subsection 28.5(b)(i), and subject to any applicable bankruptcy, insolvency or similar law in respect of the appointment of a receiver, appoint by instrument a receiver, receiver and manager or receiver-manager (the person so appointed is hereinafter called the “Receiver”) of the Company with or without bond as such Holder may determine, and from time to time in its absolute discretion remove the Receiver and appoint another in its stead. A Receiver appointed by such Holder hereunder shall be the agent of the Company and not of such Holder and, to the extent permitted by law or to such lesser extent permitted by its appointment, shall have all the powers of such Holder hereunder, and in addition shall have power to carry on the business of the Company and for such purpose from time to time to borrow money either secured or unsecured. Subject to the claims, if any, of the creditors of the Company ranking in priority to the Holders, all amounts realized by the Receiver hereunder, by way of disposition of assets or otherwise, will be applied as follows:

                        (A)     in payment of all costs, charges and expenses set forth in Section 28.10(c);

                         (B)     in or toward payment to any Holders of all monies pursuant to Subsection 28.5(b)(i); and

                         (C)        subject to applicable law and the claims, if any, of other creditors of the Company, any surplus will be paid to the Company;

                (iii)     any declaration of default made by any Holder pursuant to this Article 28.5 may be rescinded and annulled by such Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon, including, but not limited to, the right to temporary, preliminary and permanent injunctive relief without the requirement of posting any bond or undertaking.

        (c)     Notwithstanding the Holders’ right to demand redemption of the Class A Preferred Shares pursuant to this Article 28.5, the Company shall not be required to redeem any Class A Preferred Shares if such redemption would be contrary to the provisions of the Company Act or otherwise prohibited by law.

28.6 CONVERSION

        (a)     Each Holder shall have the right, at the Holder’s option, at any time and from time to time, to convert such Holder’s Class A Preferred Shares, in whole or in part, into that number of Common Shares as shall be provided herein.

        (b)     The Holder may exercise the conversion right provided in this Article 28.6 by giving written notice (the “Class A Conversion Notice”) to the Company of the exercise of such right, stating the amount of the Class A Preferred Shares which the Holder will convert (the “Exercised Class A Shares”) and stating the address to which the share certificate or share certificates for the Common Shares to be issued hereunder (to be in the name of the Holder) shall be delivered. The Class A Conversion Notice shall be accompanied by the original share certificate or share certificates representing the Exercised Class A Shares.

        (c)        The number of Common Shares which shall be issuable upon conversion of the Class A Preferred Shares under this Article 28.6 shall equal the product obtained by dividing the number of the Exercised Class A Shares by the price per Common Share equal to the average Per Share Market Value calculated for each of the ten (10) Trading Days immediately preceding the Conversion Date (as hereinafter defined).

        (d)        Conversion of the Exercised Class A Shares shall be deemed to have been effected on the date on which the Class A Conversion Notice is received by the Company (for such Holder, the “Conversion Date”).

        (e)        Within ten (10) calendar days after the Conversion Date, the Company shall issue and deliver by hand, against a signed receipt therefor, or by registered mail, return receipt requested, to the address designated by the Holder in the Class A Conversion Notice, a share certificate or share certificates of the Company representing the number of Common Shares to which the Holder becomes entitled pursuant to this Article 28.6, and, if required, a share certificate or share certificates of the Company representing the number of Class A Preferred Shares to which the Holder remains entitled following any conversion under this Article 28.6. Any fractional common share resulting from the conversion under this Article 28.6 shall be rounded to the nearest whole common share.

        (f)        No conversion of the Exercised Class A Shares under this Article 28.6 shall extinguish or satisfy, or relieve the Company of its obligation to pay, any Dividends on any Class A Preferred Shares accruing prior to the Conversion Date for such Exercised Class A Shares.

        (g)        In the event of a subdivision of the Common Shares into a greater number of Common Shares, the number of Common Shares to be issued upon conversion pursuant to

Section 28.6(c) shall be proportionately increased and, in the event of a consolidation of the Common Shares into a smaller number of Common Shares, the number of Common Shares to be issued upon conversion as set forth in Section 28.6(c) shall be proportionately decreased.

        (h)        In case of any capital reorganization, any reclassification of the shares of the Company (other than as a result of a share dividend or subdivision, split up or combination of shares), or the merger of the Company with or into another person or entity (other than a merger in which the Company is the continuing company and which does not result in any change in the Common Shares) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of the Company as an entirety or the participation by the Company in a share exchange as the company the shares of which are to be acquired, the Class A Preferred Shares shall (effective on the opening of business on the date after the effective date of such reorganization, reclassification, merger, sale or exchange, lease, transfer or other disposition or share exchange) be convertible into the kind and number of shares or other securities or property of the Company, or of the company resulting from surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the company whose securities were exchanged for those of the Company, to which a holder of the number of Common Shares deliverable (at the close of business on the date immediately preceding the effective date of such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange) upon conversion of any Class A Preferred Shares under this Article 28.6 would have been entitled upon such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange. The provisions of this Section 28.6(h) shall similarly apply to successive reorganizations, reclassifications, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

        (i)        Should the Company fix a record date for the purpose of determining the holders who are entitled to (i) receive any dividend whatsoever or other distribution; or (ii) vote at any meeting of the Company for any purpose whatsoever, the Company shall, at least fourteen (14) calendar days prior to any such record date, mail to each Holder a notice specifying the date on which any such record is to be taken.

        (j)        The Company shall pay all documentary, stamp or other transactional taxes and charges attributable to the issuance or delivery of any Common Shares under this Article 28.6.

28.7 RANK

        The Class A Preferred Shares shall rank, as to dividends, redemptions, and the distribution of assets upon a Liquidation Event, prior to (i) the Common Shares; and (ii) any class or series of shares of the Company hereafter created which by its terms ranks junior to the Class A Preferred Shares; and junior to (iii) the Class B Preferred Shares; and (iv) any class or series of shares of the Company hereafter created which by its terms ranks senior to the Class A Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of the Company hereafter created which by its terms ranks on a parity with the Class A Preferred Shares.

28.8 LIQUIDATION PREFERENCE

        If a Liquidation Event shall occur, no distribution shall be made to the holders of any shares of the Company (other than Senior Securities) unless, prior thereto, the Holders, shall have received the Liquidation Preference (as defined below) with respect to each Class A Preferred Share. If, upon the occurrence of a Liquidation Event, the assets and funds of the Company available for distribution among the Holders shall be insufficient to permit the payment of the Liquidation Preference to all of the Holders, then the entire assets and funds of the Company legally available for distribution to the Holders shall be distributed ratably among Holders in proportion to the ratio that the Liquidation Preference payable on each Class A Preferred Share bears to the aggregate Liquidation Preference payable on all the outstanding Class A Preferred Shares. The “Liquidation Preference” with respect to a Class A Preferred Share means an amount equal to the Issue Price, plus the accrued but unpaid Dividends thereon up to and including the date of final distribution.

28.9 VOTING RIGHTS

        The Holders shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled, at any annual or special meeting of the shareholders of the Company, to vote with the holders of Common Shares and not as a separate class, and may act by written consent in the same manner as the shareholders of Common Shares, in either case upon the basis of one vote for each Class A Preferred Share held. To the extent that, under the Company Act, the vote of the Holders, voting separately or as a class, is required to authorize a given action of the Company, the affirmative vote or consent of at least a majority of the Holders represented at a duly held meeting at which a quorum is present or by written consent of at least a majority of the Holders (except as otherwise may be required under the Company Act) shall constitute the approval of such action by the class.

28.10 MISCELLANEOUS

        (a)     Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Class A Preferred Share certificate(s) and (ii) (1) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Company, or (2) in the case of mutilation, upon surrender and cancellation of the Class A Preferred Share certificate(s), the Company shall execute and deliver new Class A Preferred Share certificate(s) of like tenor and date.

        (b)     The remedies provided in these Special Rights and Restrictions shall be cumulative and in addition to all other remedies available under these Special Rights and Restrictions, at law or in equity (including a decree of specific performance or other injunctive relief), and nothing herein shall limit a Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of these Special Rights and Restrictions. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders, such that the remedy at law for any such breach may be inadequate. The Company therefore agrees, in the event of any such breach or threatened breach, that the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

        (c)        The Company will, upon demand, pay to the Holders the amount of any and all expenses (including legal fees and disbursements on a solicitor and his own client basis), which the Holders may incur in connection with (i) the administration of these Special Rights and Restrictions; (ii) the exercise, enforcement or protection of any of the rights under these Special Rights and Restrictions; or (iii) the failure by the Company to perform or observe any of the provisions hereof.

        (d)        All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after deposit with a North American recognized overnight courier, special next day delivery, with verification of receipt. All communications shall, unless otherwise stated herein, be sent to the addresses for the Holder and the Company set forth in the Purchase Agreement.

SCHEDULE “C”

PART 29

SPECIAL RIGHTS AND RESTRICTIONS
OF
CLASS B PREFERRED SHARES
OF
CLEARLY CANADIAN BEVERAGE CORPORATION

The Class B Preferred Shares of the Company shall have attached thereto and shall be subject to the following special rights and restrictions (the “Special Rights and Restrictions”):

I. DEFINITIONS

        Reference to any capitalized terms in this Part 29 shall have the following meanings:

        (a)     “Board of Directors” means the board of directors of the Company;

        (b)     “Class A Preferred Shares” means the Class A Preferred Shares of the Company without par value;

        (c)     “Class B Conversion Shares” means any Common Shares issued pursuant to Article 29.6;

        (d)     “Class B Dividend Shares” means any Common Shares issued pursuant to Article 29.3;

        (e)     “Class B Preferred Shares” means the Class B Preferred Shares of the Company without par value;

        (f)     “Common Shares” means the common shares of the Company;

        (g)     “Company” means Clearly Canadian Beverage Corporation;

        (h)     “Company Act” means the Business Corporations Act (British Columbia), as may be amended;

        (i)     “Dividends” has the meaning given in Section 29.3(a);

        (j)     “Holder” or “Holders” means the holder or holders of the outstanding Class B Preferred Shares from time to time, as appearing on the records of the Company;

        (k)     “Issue Date” means the date of issuance of any Class B Preferred Shares;

        (l)     “Issue Price” for each Class B Preferred Share means the sum of One U.S. Dollar (U.S.$1.00);

        (m)     “Liquidation Event” means (A) any time the Company, or any of the Subsidiaries shall (i) make a voluntary application, or consent to the entry of an order for relief in an involuntary application, under any applicable bankruptcy, insolvency or similar law; (ii) consent to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any Subsidiary, or of any substantial part of its property; (iii) make an assignment for the benefit of its creditors; or (iv) admit in writing its inability to pay its debts generally as they become due; or (B) any time a decree or order for relief in respect of the Company or any of the Subsidiaries shall be entered by a court having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency or similar law resulting in the (i) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any Subsidiary, or of any substantial part of their property, or (ii) winding up or liquidation of the Company’s, or any Subsidiary’s, affairs, HOWEVER, the purchase or redemption by the Company of shares of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Company, nor shall the consolidation or merger of the Company with or into any other entity or the sale or transfer by the Company of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company;

        (n)     “OTCBB” means the Over-the-Counter Bulletin Board;

        (o)     “Per Share Market Value” means, on any particular date, the closing bid price per share of the Common Shares on such date on the OTCBB or other stock exchange on which the Common Shares have been listed or, if there is no such price on such date, then the last bid price on such exchange on the last Trading Day immediately preceding such date;

        (p)     “Purchase Agreement” means the Preferred Share Purchase Agreement between the Company and BG Capital Group Ltd. dated for reference March 28, 2005 which provides for the issuance of the Class A Preferred Shares;

        (q)     “Subsidiaries” means, together, Blue Mountain Springs Ltd., an Ontario corporation wholly-owned by the Company, and CC Beverage (U.S.) Corporation, a Washington corporation wholly-owned by the Company, and “Subsidiary” means either of them; and

        (r)     “Trading Day” means (a) a day on which the Common Shares are quoted on the OTCBB or other stock exchange on which the Common Shares have been listed, or, if the Common Shares are not quoted on the OTCBB or any stock exchange, (b) a day on which the Common Shares are quoted on the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. (“NASD”), or, if the Common Shares are not quoted on the NASD, (c) a day on which the Common Shares are quoted on the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices).

29.2 DESIGNATION

        This class of shares of the Company shall be designated as the “Class B Preferred Shares”, of which 2,000,000 Class B Preferred Shares are authorized to be issued by the Company.

29.3 DIVIDENDS

        (a)     The Company shall be obligated to pay, and the Holders shall be entitled to receive, dividends at the rate of ten percent (10%) per annum (computed on the basis of a 365-day year) (the “Dividends”) of the Issue Price of each of the outstanding Class B Preferred Shares.

        (b)     The first annual Dividend shall be payable in advance on the Issue Date, through the issuance of Common Shares calculated at a price per share of One U.S. Dollar (U.S. $1.00). Thereafter, cash Dividends shall be paid monthly, in advance, payable on the fifteenth (15th) day of each month commencing on the first month following the one year anniversary of the Issue Date. If on the date for payment of any cash Dividend, the payment of such dividend by the Company would be contrary to the provisions of the Company Act or otherwise prohibited by law, the payment of such Dividend shall be made by the Company on the next payment date on which the Company is not prohibited from paying such cash Dividend.

        (c)     All Dividends shall be paid and delivered to the Holder (with any share certificates to be in the name of the Holder) at the address for the Holder set forth in the Purchase Agreement.

        (d)     In the event of a subdivision of the Common Shares into a greater number of Common Shares, the price calculated on account of the Dividends as set forth in Section 29.3(b) shall be proportionately increased and, in the event of a consolidation of the Common Shares into a smaller number of shares of Common Shares, the price calculated on account of the Dividends as set forth in Section 29.3(b) shall be proportionately decreased.

29.4 ASSURANCES AND COVENANTS

        So long as any of the Class B Preferred Shares are outstanding and without the consent of the Holders, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon any Common Shares or other shares of the Company ranking junior to the Class B Preferred Shares, other than the Class A Preferred Shares, nor shall any Common Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan, including a share option plan, of the Company or any Subsidiary or pursuant to a conversion of the Class A Preferred Shares or the Class B Preferred Shares) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company, directly or indirectly. Nothing in this Article 29.4 shall preclude the payments of the Dividends to the Holders, or dividends paid to the holders of the Class A Preferred Shares.

29.5 EVENTS OF DEFAULT AND REMEDIES

        (a)     “Event of Default”, wherever used herein, means any one of the following events:

                (i)     default by the Company in the performance of or compliance with any term or any provision of these Special Rights and Restrictions, and such failure shall not have been remedied within fifteen (15) calendar days after the date on which written notice of such failure shall have been given;

                (ii)     default by the Company in the performance of or compliance with any term or any provision of the Purchase Agreement, and such failure or breach shall not have been remedied within fifteen (15) calendar days after the date on which written notice of such failure shall have been given;

                (iii)     the occurrence of a Liquidation Event;

                (iv)     the Company shall voluntarily have its Common Shares deleted or delisted, as the case may be, from the OTCBB or other national securities exchange or market on which the Common Shares are listed for trading; or

                (v)     the Company or any Subsidiary voluntarily or involuntarily discontinues business.

        (b)     If any Event of Default occurs and continues, beyond any cure period, if any, then so long as such Event of Default shall then be continuing:

                (i)     any Holder may, on five (5) calendar days’ notice to the Company, demand redemption of any of the outstanding Class B Preferred Shares at the Issue Price of each of the Class B Preferred Shares being redeemed, plus accrued but unpaid Dividends thereon, whereupon such sums shall be immediately due and payable by the Company to such Holder;

                (ii)     any Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law, and in particular, without limiting the generality of the foregoing, such Holder may, for the purposes of receiving such sums due pursuant to Subsection 29.5(b)(i), and subject to any applicable bankruptcy, insolvency or similar law in respect of the appointment of a receiver, appoint by instrument a receiver, receiver and manager or receiver-manager (the person so appointed is hereinafter called the “Receiver”) of the Company with or without bond as such Holder may determine, and from time to time in its absolute discretion remove the Receiver and appoint another in its stead. A Receiver appointed by such Holder hereunder shall be the agent of the Company and not of such Holder and, to the extent permitted by law or to such lesser extent permitted by its appointment, shall have all the powers of such Holder hereunder, and in addition shall have power to carry on the business of the Company and for such purpose from time to time to borrow money either secured or unsecured. Subject to the claims, if any, of the creditors of the Company ranking in priority to the Holders, all amounts realized by the Receiver hereunder, by way of disposition of assets or otherwise, will be applied as follows:

                         (A)     in payment of all costs, charges and expenses set forth in Section 29.10(c);

                         (B)     in or toward payment to any Holders of all monies pursuant to Subsection 29.5(b)(i); and

                         (C)        subject to applicable law and the claims, if any, of other creditors of the Company, any surplus will be paid to the Company;

                (iii)     any declaration of default made by any Holder pursuant to this Article 29.5 may be rescinded and annulled by such Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon, including, but not limited to, the right to temporary, preliminary and permanent injunctive relief without the requirement of posting any bond or undertaking.

        (c)     Notwithstanding the Holders’ right to demand redemption of the Class B Preferred Shares pursuant to this Article 29.5, the Company shall not be required to redeem any Class B Preferred Shares if such redemption would be contrary to the provisions of the Company Act or otherwise prohibited by law.

29.6 CONVERSION

        (a)     The Holder shall have the right, at the Holder’s option, to convert all of the Holder’s Class B Preferred Shares, in whole but not in part, into that number of Common Shares which equals the number of Fully Diluted Common Shares (as defined in Section 29.6(c)). By illustration, if the Fully Diluted Common Shares on the Conversion Date is 5,000,000, the Class B Preferred Shares will convert into 5,000,000 Common Shares.

        (b)     The Holder may exercise the conversion right provided in this Article 29.6 by giving written notice (the “Class B Conversion Notice”) to the Company of the exercise of such right, stating the address to which the share certificate or share certificates for the Common Shares to be issued hereunder (to be in the name of the Holder) shall be delivered. The Class B Conversion Notice shall be accompanied by the original share certificate or share certificates representing the Class B Preferred Shares.

        (c)     For purposes of this Article 29.6, the “Fully Diluted Common Shares” shall equal (i) the aggregate number of Common Shares issued, outstanding and agreed to be issued immediately prior to the Conversion Date; and (ii) the aggregate number of Common Shares into which any options, warrants, convertible debt, convertible preferred shares and other convertible securities of the Company which are issued and outstanding, and which the Company has agreed to issue, are convertible immediately prior to the Conversion Date, but excluding (i) the Class B Preferred Shares; (ii) the Common Shares issuable pursuant to Section 29.6(e); and (iii) options that are exercisable at a price above the Per Share Market Value as of the Issue Date.

        (d)     Conversion of the Class B Preferred Shares shall be deemed to have been effected on the date on which the Class B Conversion Notice is received by the Company (the “Conversion Date”).

        (e)     Upon the Conversion of the Class B Preferred Shares into Common Shares in accordance with this Article 29.6, the Company shall issue to the Holder of the Class B Preferred Shares being converted 200,000 Common Shares.

        (f)     Within ten (10) calendar days after the Conversion Date, the Company shall issue and deliver by hand, against a signed receipt therefor, or by registered mail, return receipt requested, to the address designated by the Holder in the Class B Conversion Notice, a share certificate or share certificates of the Company representing the number of Common Shares to which the Holder becomes entitled pursuant to this Article 29.6. Any fractional Common Share resulting from the conversion under this Article 29.6 shall be rounded to the nearest whole common share.

        (g)     No conversion of the Class B Preferred Shares under this Article 29.6 shall extinguish or satisfy, or relieve the Company of its obligation to pay, any Dividends on the Class B Preferred Shares accruing prior to the Conversion Date. In the event that the Class B Preferred Shares are converted under this Article 29.6 within one year of the Issue Date, the number of Common Shares to which the Holder would otherwise be entitled hereunder will be offset by the amount of Common Shares representing the unearned portion of the Dividends paid in Common Shares on the Issue Date. In the event that the Class B Preferred Shares are converted under this Article 29.6 after the first anniversary of the Issue Date and cash Dividends paid on the Class B Preferred Shares shall not have been earned, the Holder agrees to return to the Company within fifteen (15) calendar days of the Conversion Date an amount of cash equal to such unearned portion of the Dividend.

        (h)     In case of any capital reorganization, any reclassification of the shares of the Company (other than as a result of a share dividend or subdivision, split up or combination of shares), or the merger of the Company with or into another person or entity (other than a merger in which the Company is the continuing company and which does not result in any change in the Common Shares) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of the Company as an entirety or the participation by the Company in a share exchange as the company the shares of which are to be acquired, the Class B Preferred Shares shall (effective on the opening of business on the date after the effective date of such reorganization, reclassification, merger, sale or exchange, lease, transfer or other disposition or share exchange) be convertible into the kind and number of shares or other securities or property of the Company, or of the company resulting from surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the company whose securities were exchanged for those of the Company, to which a holder of the number of Common Shares deliverable (at the close of business on the date immediately preceding the effective date of such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange) upon conversion of the Class B Preferred Shares under this Article 29.6 would have been entitled upon such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange. The provisions of this Section 29.6(h) shall similarly apply to successive reorganizations, reclassifications, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

        (i)     Should the Company fix a record date for the purpose of determining the holders who are entitled to (i) receive any dividend whatsoever or other distribution; or (ii) vote at any meeting of the Company for any purpose whatsoever, the Company shall, at least fourteen (14) calendar days prior to any such record date, mail to each Holder a notice specifying the date on which any such record is to be taken.

        (j)     The Company shall pay all documentary, stamp or other transactional taxes and charges attributable to the issuance or delivery of any Common Shares under this Article 29.6.

29.7 RANK

        The Class B Preferred Shares shall rank, as to dividends, redemptions, and the distribution of assets upon a Liquidation Event of the Company, prior to (i) the Common Shares and the Class A Preferred Shares; and (ii) any class or series of shares of the Company hereafter created which by its terms ranks junior to the Class B Preferred Shares; junior to (iii) any class or series of shares of the Company hereafter created which by its terms ranks senior to the Class B Preferred Shares (the “Senior Securities”); and pari passu with (iv) any class or series of shares of the Company hereafter created which by its terms ranks on a parity with the Class B Preferred Shares.

29.8 LIQUIDATION PREFERENCE

        If, a Liquidation Event shall occur, no distribution shall be made to the holders of any shares of the Company (other than Senior Securities) unless, prior thereto, the Holders, shall have received the Liquidation Preference (as defined below) with respect to each Class B Preferred Share. If, upon the occurrence of a Liquidation Event, the assets and funds of the Company available for distribution among the Holders shall be insufficient to permit the payment of the Liquidation Preference to all of the Holders, then the entire assets and funds of the Company legally available for distribution to the Holders shall be distributed ratably among Holders in proportion to the ratio that the Liquidation Preference payable on each Class B Preferred Share bears to the aggregate Liquidation Preference payable on all the outstanding Class B Preferred Shares. The “Liquidation Preference” with respect to a Class B Preferred Share means an amount equal to the Issue Price, plus the accrued but unpaid Dividends thereon up to and including the date of final distribution.

29.9 VOTING RIGHTS

        The Holders shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled, at any annual or special meeting of the shareholders of the Company, to vote with the holders of Common Shares and not as a separate class, and may act by written consent in the same manner as the shareholders of Common Shares, in either case upon the basis of five (5) votes for each Class B Preferred Share held. To the extent that, under the Company Act, the vote of the Holders, voting separately or as a class, is required to authorize a given action of the Company, the affirmative vote or consent of at least a majority of the Holders represented at a duly held meeting at which a quorum is present or by written consent of at least a majority of the Holders (except as otherwise may be required under the Company Act) shall constitute the approval of such action by the class.

29.10 MISCELLANEOUS

        (a)     Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Class B Preferred Share certificate(s) and (ii) (1) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Company, or (2) in the case of mutilation, upon surrender and cancellation of the Class B Preferred Share certificate(s), the Company shall execute and deliver new Class B Preferred Share certificate(s) of like tenor and date.

        (b)     The remedies provided in these Special Rights and Restrictions shall be cumulative and in addition to all other remedies available under these Special Rights and Restrictions, at law or in equity (including a decree of specific performance or other injunctive relief), and nothing herein shall limit a Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of these Special Rights and Restrictions. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders, such that the remedy at law for any such breach may be inadequate. The Company therefore agrees, in the event of any such breach or threatened breach, that the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

        (c)        The Company will, upon demand, pay to the Holders the amount of any and all expenses (including legal fees and disbursements on a solicitor and his own client basis), which the Holders may incur in connection with (i) the administration of these Special Rights and Restrictions; (ii) the exercise, enforcement or protection of any of the rights under these Special Rights and Restrictions; or (iii) the failure by the Company to perform or observe any of the provisions hereof.

        (d)        All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after deposit with a North American recognized overnight courier, special next day delivery, with verification of receipt. All communications shall, unless otherwise stated herein, be sent to the addresses for the Holder and the Company set forth in the Purchase Agreement.

EXHIBIT 4

                                      PROXY

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                      CLEARLY CANADIAN BEVERAGE CORPORATION

TO BE HELD AT THE 2ND FLOOR CONFERENCE CENTRE,  888 DUNSMUIR STREET,  VANCOUVER,
BRITISH COLUMBIA ON FRIDAY, APRIL 29, 2005, AT 10:00 AM

The undersigned  shareholder  ("Registered  Shareholder")  of the Company hereby appoints,  Douglas L. Mason, a Director of the Company,  or failing this person,
Bruce E. Morley,  a Director of the Company,  or in the place of the  foregoing,
(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend,  act and vote for and on behalf of the
Registered  Shareholder  in respect of all matters that may properly come before the  aforesaid  meeting  of the  Registered  Shareholders  of the  Company  (the
"Meeting")  and at every  adjournment  thereof,  to the same extent and with the same powers as if the  undersigned  Registered  Shareholder  were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company  recorded in the name of the Registered  Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________________

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED:  _______________________________________

RESOLUTIONS (For full details of each item, please see the enclosed Notice of
Meeting and Information Circular)

===============================================================================
                                                    For      Against    Withhold
--------------------------------------------------------------------------------
1. To fix the number of directors at five                                   n/a
--------------------------------------------------------------------------------
2. To elect Nigel G. Woodall as Director                        n/a
--------------------------------------------------------------------------------
3. Appointment of PricewaterhouseCoopers                        n/a
   LLP as auditors of the Company
--------------------------------------------------------------------------------
4. Approving by special resolution the                                      n/a
   consolidation of the Company's
   common shares on a 10 old for one new basis
--------------------------------------------------------------------------------
5. Approving by special resolution the increase in
   the Company's common shares to
   an unlimited number of common shares and                                 n/a
   the elimination of the Company's existing
   class of preferred shares
--------------------------------------------------------------------------------
6. Approving the Corporate Restructuring                                    n/a
--------------------------------------------------------------------------------
7. Approving by special resolution the
   creation of a class of 2,000,000 Class A                                 n/a
   Preferred Shares of the Company
--------------------------------------------------------------------------------
8. Approving by special resolution the
   creation of a class of 2,000,000 Class B                                 n/a
   Preferred Shares of the Company
--------------------------------------------------------------------------------
9. Approving the adoption of a new stock                                    n/a
   option plan
--------------------------------------------------------------------------------

                      THIS PROXY MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.

[ ]      Please tick this box if the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or other matters which may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2.   This form of proxy  ("Instrument  of  Proxy")  must be  signed by you,  the
     Registered  Shareholder,  or by your  attorney  duly  authorized  by you in writing, or, in the case of a corporation,  by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative,  the original or a notarial copy of the instrument so empowering such person,  or such other  documentation  in support  as  shall be  acceptable  to the  Chairman  of the  Meeting,  must accompany the Instrument of Proxy.

3.   If this Instrument of Proxy is not dated in the space  provided,  authority is hereby given by you, the Registered Shareholder,  for the proxyholder to date this  proxy  seven (7)  calendar  days  after the date on which it was mailed to you,  the  Registered  Shareholder,  by Pacific  Corporate  Trust
     Company.

4.   A Registered  Shareholder  who wishes to attend the Meeting and vote on the resolutions in person,  may simply register with the scrutineers before the
     Meeting begins.

5.   A  Registered  Shareholder  who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management  proxyholders  named on the Instrument of
     Proxy,  by leaving  the  wording  appointing  a nominee as is (i.e.  do not strike out the management  proxyholders shown and do not complete the blank space provided for the appointment of an alternate  proxyholder).  Where no choice  is  specified  by  a  Registered  Shareholder  with  respect  to  a resolution  set out in the  Instrument of Proxy,  a management  proxyholder will vote in favour of each matter  identified in this  Instrument of Proxy and for the nominees of management  for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder,  who need not be a Registered  Shareholder
     of  the  Company,  to  vote  according  to  the  Registered   Shareholder's
     instructions,  by striking out the management  proxyholder  names shown and inserting  the name of the person you wish to represent  you at the Meeting in the  space  provided  for an  alternate  proxyholder.  If no  choice  is specified,  the  proxyholder  has  discretionary  authority  to vote as the proxyholder sees fit.

6.   The  securities  represented  by this  Instrument of Proxy will be voted or withheld from voting in accordance with the  instructions of the Registered
     Shareholder on any poll of a resolution  that may be called for and, if the
     Registered  Shareholder specifies a choice with respect to any matter to be acted upon,  the  securities  will be voted  accordingly.  Further,  unless otherwise specified by the Registered  Shareholder,  the securities will be voted by the  appointed  proxyholder  with  respect  to any  amendments  or variations of any of the  resolutions set out on the Instrument of Proxy or matters  which may properly come before the Meeting as the  proxyholder  in its sole discretion sees fit.

7.   If a Registered  Shareholder  has  submitted an  Instrument  of Proxy,  the
     Registered Shareholder may still attend the Meeting and may vote in person.
     To do so, the Registered  Shareholder  must record his/her  attendance with the  scrutineers  before the  commencement  of the Meeting  and revoke,  in writing, the prior votes.

================================================================================

          To be  represented  at the  Meeting,  a proxy must be DEPOSITED at the office of "PACIFIC  CORPORATE TRUST COMPANY" no later than forty eight
          ("48") hours (excluding Saturdays,  Sundays and holidays) prior to the time of the Meeting or adjournment thereof.

          The mailing address of Pacific  Corporate Trust Company is 10th Floor,
          625 Howe Street,  Vancouver,  British  Columbia,  V6C 3B8, and its fax
          number is (604) 689-8144.

================================================================================

EXHIBIT 5

Form 52-109F1 — Certification of Annual Filings

I, Douglas L. Mason, certify that:

1.     I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the period ending December 31, 2004;

2.     Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.     Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.     The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)     designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)     evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.     I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 6, 2005

Signed “Douglas L. Mason”
[Signature] Douglas L. Mason
Chief Executive Officer

EXHIBIT 6

Form 52-109F1 — Certification of Annual Filings

I, Stuart R. Ross, certify that:

1.     I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the period ending December 31, 2004;

2.     Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.     Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.     The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)     designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)     evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.     I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 6, 2005

Signed “Stuart R. Ross”
[Signature] Stuart R. Ross
Chief Financial Officer